UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
NORTHERN PERU COPPER CORP.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
COPPER BRIDGE ACQUISITION CORP.
jointly owned by
CHINA MINMETALS NON-FERROUS METALS CO. LTD.
and
JIANGXI COPPER COMPANY LTD.
(Bidder)
Common Shares, without par value
(Title of Class of Securities)
665604
(CUSIP Number of Class of Securities (if applicable))
Mr. Huang Guoping
Vice-President and Deputy General Manager
China Minmetals Non-Ferrous Metals Co. Ltd.
Room A216, 5 Sanlihe Road
Haidian District, Beijing
China 100044
Phone: 86-10-6849-5888
and
Mr. Zha Kebing
Deputy Chief Engineer and Senior Engineer
Jiangxi Copper Company Ltd.
15 Yejin Avenue
Guixi, Jiangxi
China 335424
Phone: 86-70-1377-7070
and
Mr. Jiao Jian
President and Chief Financial Officer
Copper Bridge Acquisition Corp.
700 West Georgia Street, 25th Floor
Vancouver, British Columbia
Canada V7Y 1B3
(Name, address (Including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)
Copies to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Phone: (212) 588-5500
December 20, 2007
(Date tender offer first published, sent or given to securityholders)
Calculation of Filing Fee*

Transaction Valuation	Amount of Filing Fee
$452,738,912.99	$13,900
*	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on (i) the offer price of Cdn.$13.75 (U.S.$13.67) in cash per common share of the subject company and (ii) 33,111,893 common shares which represents the number of common shares outstanding on a fully-diluted basis as of December 5, 2007 (as represented in the Support Agreement, dated December 5, 2007, between China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Northern Peru Copper Corp.). For purposes of this calculation, Cdn.$1.00 = U.S.$0.9944 which is the inverse of Federal Reserve Bank of New York’s Noon Buying Rate for Canadian dollars on December 19, 2007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the Date of its filing.

Amount Previously Paid:	Registration No.:
Filing Party:
Form:	Dated Filed:

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1.   Home Jurisdiction Documents
     Offer to Purchase and Offer Circular, dated December 20, 2007, including Letter of Transmittal and Notice of Guaranteed Delivery.
Item 2.   Informational Legends
     The following legends appear on the inside front cover page of the Offer to Purchase and Offer Circular, dated December 20, 2007:
“NOTICE TO SHAREHOLDERS IN THE UNITED STATES
     The Offer is made for the securities of a Canadian issuer. The Offer is subject to applicable disclosure requirements in Canada. Investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.
     Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”.
     The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror and Northern Peru are incorporated under the laws of the Province of British Columbia, that the Investors are incorporated under the laws of the People’s Republic of China, that the Offeror’s and the Investors’ officers and directors and the majority of Northern Peru’s officers and directors reside outside the United States, some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, the Investors, Northern Peru and the other above-mentioned persons are located outside the United States.
     Shareholders in the United States should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares or of Northern Peru’s related securities during the period of the Offer, as permitted by Section 101(3) of the BCSA and the equivalent provisions of the applicable securities laws of certain other provinces. See Section 12 of the Offer, “Market Purchases”.”

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

December 20, 2007

OFFER TO PURCHASE FOR CASH
all of the outstanding common shares of
NORTHERN PERU COPPER CORP.
on the basis of
CDN.$13.75 IN CASH FOR EACH COMMON SHARE
jointly by

CHINA MINMETALS NON-FERROUS METALS CO., LTD.
and
JIANGXI COPPER COMPANY LTD.
through
COPPER BRIDGE ACQUISITION CORP.

Copper Bridge Acquisition Corp. (the “Offeror”) hereby offers, upon and subject to the terms and conditions set out herein (the “Offer”), to purchase at a price of Cdn.$13.75 cash per share all of the issued and outstanding common shares (the “Common Shares”) of Northern Peru Copper Corp. (“Northern Peru”), including all Common Shares issued or conditionally issued after the date hereof but before the Expiry Time (defined below) upon the exchange or exercise of any options (the “Options”) of Northern Peru, upon the satisfaction of contractual rights to acquire Common Shares or in respect of bonus shares (the “Bonus Shares”) issued under the share bonus plan in the Stock Option Plan, other than any Common Shares owned directly or indirectly by the Offeror, China Minmetals Non-Ferrous Metals Co., Ltd. (“Minmetals”) or Jiangxi Copper Company Ltd. (“Jiangxi Copper”, and together with Minmetals, the “Investors”) or any of their affiliates.

The Offer is open for acceptance until 9:00 p.m. (Toronto time) on January 25, 2008 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Board of Directors, upon consultation with its financial and legal advisors and on receipt of a recommendation of the Special Committee, has unanimously determined that the Offer is fair to the holders of Common Shares (the “Shareholders”) and is in the best interests of Northern Peru and the Shareholders and, accordingly, has resolved unanimously to RECOMMEND to the Shareholders that they ACCEPT the Offer and DEPOSIT their Common Shares under the Offer.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “NOC”. The closing price of the Common Shares on the TSX on December 5, 2007, the last trading day prior to the announcement of the Investors’ intention to make the Offer, was Cdn.$11.35. The Offer represents a premium of approximately 21% over the closing price of Cdn.$11.35 per Common Share on the TSX on December 5, 2007 and a 34% premium over the volume-weighted average price of the Common Shares over the 20 trading days on the TSX ending on December 5, 2007.

(Continued on next page)

(Continued from previous page)

Northern Peru’s financial advisors have delivered an opinion to the Special Committee and the Board of Directors that, as of the date of the opinion, the consideration to be received under the Offer is fair, from a financial point of view, to all Shareholders. For further information, see the Directors’ Circular issued by the Board of Directors accompanying the Offer.

The Offer is conditional on, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that constitutes at least 66 2/3% of the Common Shares then outstanding (calculated on a fully-diluted basis). This and the other conditions of the Offer are described in Section 4 of the Offer, “Conditions of the Offer”. Subject to applicable laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

The Offeror and Northern Peru are parties to a support agreement dated December 5, 2007 (the “Support Agreement”) pursuant to which the Offeror has agreed to make the Offer and Northern Peru has agreed to support the Offer, subject to the conditions set forth therein, and not solicit any Acquisition Proposal. The Offeror is also a party to lock-up agreements dated December 5, 2007 (the “Lock-Up Agreements”) with the Locked-Up Shareholders, pursuant to which each Locked-Up Shareholder has agreed irrevocably to accept the Offer, to deposit or cause to be deposited under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares which the Locked-Up Shareholder owns or over which it exercises direction or control and all Bonus Shares issuable to such Locked-Up Shareholder. Each Locked-Up Shareholder has also agreed to exercise or conditionally exercise all of the Options currently owned by such Locked-Up Shareholder and to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares issued upon such exercise or conditional exercise of Options. The aggregate number of Common Shares beneficially owned by the Locked-Up Shareholders and subject to the Lock-Up Agreements is 14,062,302 Common Shares or approximately 42.5% of the Common Shares on a fully-diluted basis. See Section 4, “Support Agreement” and Section 5, “Lock-Up Agreements” of the accompanying Circular.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with Kingsdale Shareholder Services Inc. (the “Depositary”) at its office set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (a) accept the Offer by following the procedures for book entry transfer of Common Shares set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book Entry Transfer” or (b) follow the procedure for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on pink paper). Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

All payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer.

Questions and requests for assistance may be directed to the information agent for the Offer, Kingsdale Shareholder Services Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and are accessible on the Canadian Securities Administrators’ website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Investors, Northern Peru, the Information Agent or the Depositary.

(Continued from previous page)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a Canadian issuer. The Offer is subject to applicable disclosure requirements in Canada. Investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror and Northern Peru are incorporated under the laws of the Province of British Columbia, that the Investors are incorporated under the laws of the People’s Republic of China, that the Offeror’s and the Investors’ officers and directors and the majority of Northern Peru’s officers and directors reside outside the United States, some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, the Investors, Northern Peru and the other above-mentioned persons are located outside the United States.

Shareholders in the United States should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares or of Northern Peru’s related securities during the period of the Offer, as permitted by Section 101(3) of the BCSA and the equivalent provisions of the applicable securities laws of certain other provinces. See Section 12 of the Offer, “Market Purchases”.

NOTICE TO HOLDERS OF OPTIONS AND OTHER RIGHTS
TO ACQUIRE COMMON SHARES

The Offer is made only for Common Shares and is not made for any Options or other rights to acquire Common Shares. Any holder of Options or other rights to acquire Common Shares who wishes to accept the Offer must exercise such Options or rights in order to obtain certificates representing Common Shares sufficiently in advance of the Expiry Time to ensure that the holder of such Options or other rights to acquire Common Shares will have the certificates available for deposit prior to the Expiry Time, or otherwise comply with the procedures established by Northern Peru and the Offeror.

It is a condition of the Offer that at or prior to the Expiry Time all outstanding Options, rights to acquire Bonus Shares and any other contractual rights to acquire Common Shares have been either exercised, satisfied or otherwise terminated on terms satisfactory to the Offeror. Northern Peru has agreed in the Support Agreement to use its commercially reasonable efforts to facilitate the exercise by all persons holding Options of their Options and the deposit under the Offer of all Common Shares issued in connection therewith, conditional upon the Offeror being bound to take up and pay for Common Shares under the Offer. In the Lock-Up Agreements, the Locked-Up Shareholders holding Options have agreed, where applicable, to conditionally exercise their Options and tender under the Offer the Common Shares issued upon such conditional exercise.

The Canadian and United States tax consequences to holders of Options of exercising their Options are not described in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, nor in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options.

CURRENCY

All dollar references in the Offer and Circular are in Canadian dollars, except where otherwise indicated. On December 19, 2007, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn.$1.00 = US$0.9944.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in the accompanying Circular under Section 6, “Purpose of the Offer and Plans for Northern Peru”, Section 7, “Source of Funds” and Section 11, “Acquisition of Common Shares not Deposited”, in addition to certain statements contained elsewhere in the Offer and Circular, are “forward-looking statements” and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by assumptions and the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Offeror and the Investors to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations of the Offeror and/or the Investors include, among other things: the inherent risks and uncertainties involved in the exploration and development of mineral properties; possible variations in ore reserves, grade or recovery rates; fluctuations in metals prices (including copper prices); fluctuations in currency exchange rates; fluctuations in interest rates; the availability of labour, equipment and other infrastructure; changes in project parameters as plans continue to be refined; potential project cost delays and overruns or unanticipated costs and expenses; political instability in the countries in which Northern Peru, the Offeror or the Investors operate; changes in applicable Laws, including Laws related to mining development, foreign investment, environmental protection, labour and employment and the protection of the health and safety of mine workers; possible defects to title of properties; failure of plant, equipment or processes to operate as anticipated; uncertainties relating to timing of production and the cash and total costs of production; the possibility of accidents, labour strikes and work stoppages; general business and economic conditions globally; industry trends; the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from government authorities on a timely basis or at all; the inability to successfully integrate Northern Peru’s operations and programs with those of the Investors, including incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the integration of Northern Peru; and disruptions in business operations due to reorganization activities. Such forward-looking statements should therefore be construed in light of such factors. Readers are cautioned not to put undue reliance on forward-looking statements.

i

ii

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. Shareholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in this Summary, where not otherwise defined herein, are defined in the Offer and Circular, including the accompanying Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning Northern Peru contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror and the Investors have no knowledge that would indicate that any statements contained herein relating to Northern Peru taken from or based upon such documents and records are untrue or incomplete, neither the Offeror, the Investors, nor any of their officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Northern Peru taken from or based upon such documents and records, or for any failure by Northern Peru to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror or the Investors. Unless otherwise indicated, information concerning Northern Peru is given as of September 30, 2007.

The Offer

The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase at a price of Cdn.$13.75 cash per share all of the issued and outstanding Common Shares, including all Common Shares issued or conditionally issued after the date hereof but before the Expiry Time upon the exchange or exercise of any Options, upon the satisfaction of contractual rights to acquire Common Shares or in respect of Bonus Shares, other than any Common Shares owned directly or indirectly by the Offeror or the Investors or any of their affiliates.

The Offer is made only for Common Shares and is not made for any Options or other rights to acquire Common Shares. Any holder of Options or other rights who wishes to accept the Offer must exercise such Options or other rights in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. See “Notice to Holders of Options and Other Rights to Acquire Common Shares” above. Northern Peru has agreed in the Support Agreement to use its commercially reasonable efforts to facilitate the exercise by all persons holding Options of their Options and the tendering under the Offer of all Common Shares issued in connection therewith, conditional upon the Offeror being bound to take up and pay for Common Shares under the Offer

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer.”

The Offeror

The Offeror was incorporated under the laws of the Province of British Columbia on December 10, 2007 and has not carried on any material business prior to the date hereof other than in connection with matters directly related to the Offer. The Offeror is currently a wholly-owned indirect subsidiary of Minmetals and, following receipt of the PRC Approvals, will be owned jointly by Minmetals and Jiangxi Copper. The Investors currently anticipate that the Offeror will be owned 60% by Minmetals and 40% by Jiangxi Copper at the Expiry Time.

Minmetals

Minmetals, a state-controlled corporation existing under the laws of the People’s Republic of China, is a diversified metals and mining company based in Beijing, China. Minmetals is engaged in the production and trading of metals and minerals, including copper, aluminium, tungsten, tin, antimony, lead, zinc and nickel. In 2006, Minmetals had revenue of approximately US$4.84 billion.

Jiangxi Copper

Jiangxi Copper, a state-controlled public corporation existing under the laws of the People’s Republic of China, is an integrated producer of copper in China, with operations in mining, milling, smelting and processing. Jiangxi Copper also maintains exposure to sulphur, gold, silver, platinum, palladium, selenium, tellurium, rhenium and molybdenum. Jiangxi Copper is listed on the London, Hong Kong and Shanghai stock exchanges. In 2006, Jiangxi Copper had revenue of approximately US$3.45 billion.

Northern Peru

Northern Peru is a Vancouver and Lima based holding company that through its subsidiaries is engaged in the exploration and development of advanced staged copper exploration properties and other mineral exploration properties in Peru. Northern Peru currently has interests in two properties in Peru, the Galeno property (which has two deposits, the Caleno deposit and the Hilorico deposit) and the Pashpap property. Northern Peru’s principal asset is the Galeno property, a copper/gold/molybdenum project. Northern Peru completed a pre-feasibility study dated February 19, 2007 and revised as of April 30, 2007 for the Galeno property, a copy of which has been filed by Northern Peru on SEDAR.

Northern Peru was incorporated under the laws of the Province of British Columbia on February 28, 2005 and commenced operations on May 18, 2005 following the corporate reorganization of Regalito Copper Corp., which resulted in the mineral resource assets thereof being divided among four separate companies. The Common Shares are listed on the TSX under the trading symbol “NOC”. See Section 2 of the Circular, “Northern Peru”.

Recommendation of the Board of Directors

The Board of Directors, upon consultation with its financial and legal advisors and on receipt of a recommendation of the Special Committee, has unanimously determined that the Offer is fair to the Shareholders and is in the best interests of Northern Peru and the Shareholders and, accordingly, the Board of Directors has resolved unanimously to RECOMMEND to the Shareholders that they ACCEPT the Offer and DEPOSIT their Common Shares under the Offer. For further information, see the accompanying Circular, including Section 4 of the Circular, “Support Agreement”, and the Directors’ Circular accompanying the Offer.

Fairness Opinion

Genuity Capital Markets (“Genuity”), the financial advisor to Northern Peru, the Board of Directors and the Special Committee, has delivered a fairness opinion to the Special Committee and the Board of Directors in which it concluded that, as of the date of the opinion, the consideration to be received under the Offer is fair, from a financial point of view, to all Shareholders.

Support Agreement

The Investors and Northern Peru entered into the Support Agreement on December 5, 2007. Pursuant to the Support Agreement, the Investors assigned their rights under the Support Agreement to the Offeror on December 17, 2007; as a result, the Offeror became entitled to and assumed all the rights and obligations under the Support Agreement as the “Offeror” thereunder. The Investors continue to be liable to Northern Peru for any default in the performance of the Offeror under the Support Agreement. The Support Agreement sets forth, among other things, the terms and conditions upon which the Offeror agrees to make the Offer and Northern Peru agrees to recommend that Shareholders accept the Offer.

Lock-Up Agreements

Pursuant to the Lock-Up Agreements, each of the Locked-Up Shareholders has agreed to deposit or cause to be deposited under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares which such Locked-Up Shareholder beneficially owns or over which it exercises direction or control and all Bonus Shares issuable to such Locked-Up Shareholder, and to deposit or cause to be deposited under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares issued upon the exercise or conditional exercise of Options, collectively representing in aggregate beneficial ownership of 14,062,302 Common Shares or approximately 42.5% of the Common Shares on a fully-diluted basis. See Section 5 of the Circular, “Lock-Up Agreements”.

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Common Shares. If the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror currently intends to, if possible to do so under and subject to compliance with all applicable Laws, acquire all the outstanding Common Shares not deposited under the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 6 of the Circular, “Purpose of the Offer and Plans for Northern Peru”, and Section 11 of the Circular, “Acquisition of Common Shares not Deposited”.

Time for Acceptance

The Offer is open for acceptance until 9:00 p.m. (Toronto time) on January 25, 2008, or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by the Offeror. The Offeror may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

Manner of Acceptance

A Shareholder wishing to accept the Offer must deposit the certificate(s) representing the Shareholder’s Common Shares, together with a properly completed and executed Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof at or prior to the Expiry Time at the office of the Depositary specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal accompanying the Offer. See Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”.

If a Shareholder wishes to accept the Offer and deposit its Common Shares under the Offer and the certificate(s) representing such Shareholder’s Common Shares is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on pink paper). See Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent’s Message are received by the Depositary at or prior to the Expiry Time.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Shareholders should contact the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn such number of Common Shares which, together with the Common Shares owned by the Offeror and its affiliates, constitutes at least 66 2/3% of the outstanding Common Shares (calculated on a fully-diluted basis). See Section 4 of the Offer, “Conditions of the Offer”.

Regulatory Considerations

The Investors received preliminary approval of the NDRC on November 29, 2007 to make the Offer, subject to submission of a formal application upon execution of definitive documents between the Investors and Northern Peru. The Investors expect that final approval of the NDRC, and all other PRC Approvals, will be obtained prior to the Expiry Time.

The Offer is not subject to pre-closing review and approval under the Investment Canada Act (Canada).

Take-Up and Payment for Deposited Common Shares

If all of the conditions referred to in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived, the Offeror will take up Common Shares validly deposited under the Offer and not withdrawn not later than ten days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, but in any event not later than three business days after they are taken up. Any Common Shares deposited under the Offer after the first date upon which Common Shares are first taken up under the Offer will be taken up and paid for not later than ten days after such deposit. See Section 6 of the Offer, “Take-Up of and Payment for Deposited Common Shares”.

Withdrawal of Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances described in Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.

Acquisition of Common Shares Not Deposited

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates and associates (as those terms are defined in the BCBCA), and the Offeror acquires or is bound to take up and pay for such deposited Common Shares under the Offer, the Offeror has agreed, if possible to do so under, and subject to compliance with all applicable Laws, to acquire all the Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available, the Offeror has agreed to use its commercially reasonable efforts to acquire the remaining Common Shares not acquired under the Offer as soon as practicable after completion of the Offer pursuant to a Subsequent Acquisition Transaction. The Offeror has agreed that if any Compulsory Acquisition or Subsequent Acquisition Transaction is effected, it will provide that the consideration per Common Share offered in connection with such Compulsory Acquisition or Subsequent Acquisition Transaction is at least equal to the amount paid per Common Share under the Offer. If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for the Common Shares deposited under the Offer, the Offeror should own sufficient Common Shares to effect a Subsequent Acquisition Transaction. See Section 11 of the Circular, “Acquisition of Common Shares Not Deposited”.

Shareholders who do not deposit their Common Shares under the Offer will not be entitled to any right of dissent or appraisal. However, Shareholders who do not tender their Common Shares under the Offer may have certain rights of dissent in the event the Offeror acquires such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their Common Shares. See Section 11 of the Circular, “Acquisition of Common Shares Not Deposited”.

Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds Common Shares as capital property and who sells such shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Common Shares.

Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to the Offeror under the Offer, unless those shares constitute “taxable Canadian property” to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

The foregoing is a very brief summary of certain Canadian federal income tax consequences. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Options should consult their own tax advisors having regard to their own personal circumstances.

U.S. Federal Income Tax Considerations

A Shareholder who is a U.S. person and who sells Common Shares in the Offer generally will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the Shareholder’s adjusted tax basis in the Common Shares sold in the Offer. In the event that Northern Peru is a “passive foreign investment company” for U.S. federal income tax purposes, any such gain or loss would be treated as ordinary income taxable at the highest marginal rate in effect in the year to which the income is allocated under Code Section 1291 and subject to an interest charge.

The foregoing is a very brief summary of certain U.S. federal income tax consequences. See Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”, for a summary of the principal U.S. federal income tax considerations generally applicable to U.S. Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Options should consult their own tax advisors having regard to their own personal circumstances.

Depositary and Information Agent

The Offeror has engaged Kingsdale Shareholder Services Inc. to act as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer. See Section 19 of the Circular, “Depositary”.

The Offeror has also retained Kingsdale Shareholder Services Inc. to act as Information Agent to provide a resource for information for Shareholders in connection with the Offer. Kingsdale Shareholder Services Inc., in its capacity as Depositary and as Information Agent, will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Financial Advisor and Soliciting Dealer Group

The Investors have retained BMO Capital Markets (“BMO”) to act as their financial advisor with respect to the Offer. BMO has the right to form the Soliciting Dealer Group to solicit acceptances of the Offer from persons resident in Canada.

The Offeror may make use of the services of a Soliciting Dealer and, in this case, may pay such Soliciting Dealer a fee customary for such transaction for each Common Share deposited and taken up by the Offeror under the Offer (other than Common Shares held by a member of a Soliciting Dealer Group for their own account). The Offeror may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit.

No fee or commission will be payable by any Shareholder who transmits such Shareholder’s Common Shares directly to the Depositary or who makes use of the services of a Soliciting Dealer, if any, to accept the Offer.

GLOSSARY

In the accompanying summary, Offer and Circular, unless the context otherwise requires, the following terms shall have the meanings set forth below:

“Acquisition Proposal” has the meaning ascribed thereto in Section 4 of the Circular, “Support Agreement — No Solicitation Covenant”;

“affiliate” has the meaning ascribed thereto in the BCSA;

“Agent’s Message” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Acceptance of Book-Entry Transfer”;

“associate” has the meaning ascribed thereto in the BCSA;

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time;

“BCSA” means the Securities Act (British Columbia), as amended from time to time;

“BLG” means Borden Ladner Gervais LLP, legal advisors to Northern Peru;

“BMO” means BMO Capital Markets, financial advisor to the Investors;

“Board of Directors” means the board of directors of Northern Peru;

“Bonus Shares” means the bonus shares issuable under the share bonus plan in the Stock Option Plan;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of the Shareholder’s Common Shares into the Depositary’s account at CDS and/or DTC;

“business combination” has the meaning ascribed thereto in Rule 61-501;

“CDS” means CDS Clearing and Depositary Services Inc.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Change of Control Time” has the meaning ascribed thereto in Section 4 of the Circular, “Support Agreement — Board of Directors Representation”;

“Circular” means the circular accompanying and forming part of the Offer;

“Code” has the meaning ascribed thereto in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Common Shares” means the common shares in the capital of Northern Peru;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 11 of the Circular, “Acquisition of Common Shares not Deposited — Compulsory Acquisition”;

“Contemplated Transactions” means the making of the Offer, the entering into of the Support Agreement and the Lock-Up Agreements, the consummation of the transactions contemplated by the Support Agreement and the Lock-Up Agreements and all actions and negotiations in the contemplation thereof, including the Offer, the take-up of Common Shares under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

“Davies” means Davies Ward Phillips & Vineberg LLP, legal advisors to the Investors and Offeror;

“Depositary” means Kingsdale Shareholder Services Inc.;

“Deposited Common Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“Directors’ Circular” means the Directors’ Circular of the Board of Directors dated December 19, 2007 recommending that Shareholders accept the Offer;

“Dissenting Offeree” has the meaning ascribed thereto in Section 11 of the Circular, “Acquisition of Common Shares not Deposited — Compulsory Acquisition”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“DTC” means The Depositary Trust Company;

“EDGAR” means the electronic data gathering, analysis, and retrieval system of the SEC at www.sec.gov;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

“Expiry Time” means 9:00 p.m. (Toronto time) on January 25, 2008, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”;

“fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares were exercised, including all Bonus Shares and all Common Shares issuable upon the exercise of Options, whether vested or unvested;

“Genuity” means Genuity Capital Markets, financial advisor to Northern Peru, the Board of Directors and the Special Committee;

“Government Authority” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, council, board, bureau or agent, domestic or foreign, (ii) subdivision, agent, commission, commissioner, board, or authority of any of the foregoing, (iii) self-regulatory authority, including the TSX, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Information Agent” means Kingsdale Shareholder Services Inc.;

“Investors” means, collectively, Minmetals and Jiangxi Copper;

“IRS” has the meaning ascribed thereto in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Jiangxi Copper” means Jiangxi Copper Company Ltd., a corporation existing under the laws of the People’s Republic of China;

“Laws” means any laws, treaties, conventions, statutes, judgments, decisions, declarations, rulings, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Government Authority;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer and the Circular (printed on yellow paper);

“Lock-Up Agreements” means the lock-up agreements dated December 5, 2007 between the Offeror and each of the Locked-Up Shareholders, as amended from time to time;

“Locked-Up Shareholders” means, collectively, the members of the Board of Directors, being Ross Beaty, Anthony Floyd, K. Ross Cory, Donald Shumka, Marshall Koval and John Wright along with Sandra Lim, Chief Financial Officer of Northern Peru, David Strang, VP Corporate Development of Northern Peru, Robert Pirooz, Secretary of Northern Peru, Peter L. Hathaway, Vice-President of Exploration of Northern Peru, and Springleaf Enterprises, Ibrahim Abdulla, Bank Julius Baer & Co. Ltd., Lehman Brothers International Europe on behalf of BTR Global Growth Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Arbitrage Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Opportunity Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Prospector Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Prospector II Trading Limited, Irongate Investments Corp. and Exploration Capital Partners 2000 Limited, each being significant shareholders of Northern Peru, beneficially owning in aggregate 14,062,302 Common Shares representing approximately 42.5% of the Common Shares on a fully-diluted basis;

“Material Adverse Effect” means, in respect of any person, any change, effect, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of such person and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States or Peru, (ii) in or relating to the state of securities markets in general, including any reduction in market indices, (iii) in or relating to currency exchange rates, (iv) in or relating to the industries in which such person operates in general or the market for copper in general, (v) in or relating to Canadian generally accepted accounting principles or regulatory accounting requirements, (vi) in or relating to any Laws or any interpretation thereof by any Government Authority, or (vii) relating to a change in the market trading price of the Common Shares either: (A) related to the Support Agreement and the Offer or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i) to (vi) above, provided, however, that such effect referred to in clauses (i) to (vi) above does not primarily relate to (or have the effect of primarily relating to) that person or its subsidiaries or disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate;

“Minimum Tender Condition” has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, “Conditions of the Offer”;

“Minmetals” means China Minmetals Non-Ferrous Metals Co., Ltd., a corporation existing under the laws of the People’s Republic of China;

“NDRC” has the meaning ascribed thereto in Section 3 of the Circular, “Background to the Offer”;

“Non-Completion Payment” has the meaning ascribed thereto in Section 4 of the Circular, “Support Agreement — Non-Completion Payment”;

“Non-Resident Holder” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”;

“Northern Peru” means Northern Peru Copper Corp., a corporation existing under the laws of the Province of British Columbia, and where the context requires, its subsidiaries;

“Northern Peru Disclosure Documents” means Northern Peru’s Notice of Meeting and Management Information and Proxy Circular dated October 5, 2007, Annual Information Form for the year ended June 30, 2007 and Management’s Discussion and Analysis contained in Northern Peru’s 2007 Annual Report (as amended), financial statements contained in Northern Peru’s 2007 Annual Report (as amended), and all interim financial statements, interim Management’s Discussion and Analyses and material change reports filed pursuant to applicable Laws since September 30, 2007 and prior to December 5, 2007;

“Northern Peru Reimbursement Event” is an event identified under Section 4 of the Circular, “Support Agreement — Termination of Support Agreement”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on pink paper);

“Offer” means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms set forth herein;

“Offeror” means Copper Bridge Acquisition Corp., a corporation existing under the laws of the Province of British Columbia;

“Offeror Reimbursement Event” is an event identified under Section 4 of the Circular, “Support Agreement — Termination of Support Agreement”;

“Offeror’s Notice” has the meaning ascribed thereto in Section 11 of the Circular, “Acquisition of Common Shares not Deposited — Compulsory Acquisition”;

“Options” means the options granted pursuant to the Stock Option Plan through which Options may be granted to directors, officers and employees for the purchase of Common Shares;

“OSC” means the Ontario Securities Commission;

“PFIC” has the meaning ascribed thereto in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Companies”;

“PRC Approvals” means any filings with, applications to or consents or approvals from the Ministry of Commerce, the NDRC, the State Administration of Foreign Exchange and the State-owned Assets Supervision and Administration Commission in the People’s Republic of China;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 4 of the Circular, “Support Agreement — Pre-Acquisition Reorganization”;

“Protocol” has the meaning ascribed thereto in Section 3 of the Circular, “Background to the Offer”;

“Purchased Common Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Redeemable Shares” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Subsequent Acquisition Transaction”;

“Regulation Q-27” means Regulation Q-27 — Protection of Minority Securityholders in the Course of Certain Transactions of the Autorité des marches financiers (Québec), as amended or replaced from time to time;

“Regulations” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Representative” means, with respect to a person, any officer, director, employee, investment banker, legal advisor or other advisors, consultant, representative or agent of such person;

“Resident Holder” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada”;

“Rule 61-501” means OSC Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions, as amended or replaced from time to time;

“SEC” has the meaning ascribed thereto in Section 15 of the Circular, “Information Concerning Securities of Northern Peru — Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”;

“SEDAR” means the Canadian Securities Administrators’ website at www.sedar.com;

“Shareholders” means, collectively, the holders of Common Shares;

“Soliciting Dealer” has the meaning ascribed thereto in Section 20 of the Circular, “Financial Advisor and Soliciting Dealer Group”;

“Soliciting Dealer Group” has the meaning ascribed thereto in Section 20 of the Circular, “Financial Advisor and Soliciting Dealer Group”;

“Special Committee” has the meaning ascribed thereto in Section 3 of the Circular, “Background to the Offer”;

“Stock Option Plan” means Northern Peru’s Stock Option and Stock Bonus Plan adopted by the Shareholders on May 9, 2005, as amended from time to time;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 11 of the Circular, “Acquisition of Common Shares not Deposited — Subsequent Acquisition Transaction”;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” has the meaning ascribed thereto in Section 4 of the Circular, “Support Agreement — Ability of Northern Peru to Accept a Superior Proposal”;

“Support Agreement” means the support agreement dated December 5, 2007 between the Offeror and Northern Peru, as amended from time to time;

“Tax Act” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” has the meaning ascribed thereto in Section 15 of the Circular, “Information Concerning Securities of Northern Peru — Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”;

“U.S. Securities Act” has the meaning ascribed thereto in Section 15 of the Circular, “Information Concerning Securities of Northern Peru — Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”;

“U.S. Shareholder” has the meaning ascribed thereto in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”; and

“U.S. Treaty” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition”.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer, where not otherwise defined herein, have the meaning set out in the accompanying Glossary, unless the context otherwise requires.

December 20, 2007

TO:  THE HOLDERS OF COMMON SHARES OF NORTHERN PERU COPPER CORP.

1.	The Offer

The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase at a price of Cdn. $13.75 in cash per share all of the issued and outstanding Common Shares, including all Common Shares issued or conditionally issued after the date hereof but before the Expiry Time upon the exchange or exercise of any Options, upon the satisfaction of contractual rights to acquire Common Shares or in respect of Bonus Shares, other than any Common Shares owned directly or indirectly by the Offeror or the Investors or any of their affiliates. The Offeror is indirectly jointly owned by the Investors.

The Offer is made only for Common Shares and is not made for any Options. Northern Peru has agreed in the Support Agreement to use its commercially reasonable efforts to facilitate the exercise by all persons holding Options of their Options and the tendering under the Offer of all Common Shares issued in connection therewith, conditional upon the Offeror being bound to take up and pay for Common Shares under the Offer. Any holder of Options or rights who wishes to accept the Offer must exercise such Options or rights in order to obtain certificates representing Common Shares sufficiently in advance of the Expiry Time to ensure that the holder of such Options will have the certificates available for deposit at or prior to the Expiry Time, or otherwise comply with the procedures established by Northern Peru and the Offeror.

The Board of Directors, upon consultation with its financial and legal advisors and on receipt of a recommendation of the Special Committee, has unanimously determined that the Offer is fair to the Shareholders and is in the best interests of Northern Peru and the Shareholders and, accordingly, has resolved unanimously to RECOMMEND to the Shareholders that they ACCEPT the Offer and DEPOSIT their Common Shares under the Offer.

Northern Peru’s financial advisor has delivered a fairness opinion to the Special Committee and the Board of Directors that, as of the date of the opinion, the consideration to be received under the Offer is fair, from a financial point of view, to all Shareholders.

Shareholders who do not deposit their Common Shares under the Offer will not be entitled to any right of dissent or appraisal. However, Shareholders who do not tender their Common Shares under the Offer may have certain rights of dissent in the event the Offeror acquires such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their Common Shares. See Section 11 of the Circular, “Acquisition of Common Shares Not Deposited”.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

2.	Time for Acceptance

The Offer is open for acceptance during the period commencing on the date hereof and ending at 9:00 p.m. (Toronto time) on Friday, January 25, 2008, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office listed in the Letter of Transmittal (printed on yellow paper) accompanying the Offer, so as to be received not later than the Expiry Time:

(a)	certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed as required by the instructions and rules set forth in the Letter of Transmittal; and

(c)	any other relevant documents required by the instructions and rules set forth in the Letter of Transmittal.

Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such Common Shares under the terms of the Offer.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its Toronto, Ontario office specified in the Letter of Transmittal at or prior to the Expiry Time. Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if the cash payable is to be delivered to a person other than the registered owner, (i) the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, and (ii) the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(i)	the deposit is made by or through an Eligible Institution;

(ii)	a Notice of Guaranteed Delivery (printed on pink paper), properly completed and executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery accompanying the Offer or a manually executed facsimile thereof, is received by the Depositary at its office in Toronto, Ontario listed in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(iii)	the certificate(s) representing all deposited Common Shares, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required), and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary at its office in Toronto, Ontario listed in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office of the Depositary other than its office in Toronto, Ontario does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as described below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal (or a facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

General

The Offer will be deemed to be accepted by a Shareholder only if the Depositary has actually physically received the requisite documents at the location, and at or prior to the time, specified. In all cases, payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares (or a Book-Entry Confirmation for the Common Shares, as applicable), (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal (or, in the case of Common Shares deposited using the procedures for book-entry transfer established by DTC, an Agent’s Message), and (c) all other required documents.

The method of delivery of certificate(s) representing Common Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing such documents. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee if they wish to accept the Offer.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and any other related documents will be final and binding.

Under no circumstance will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares covered by the Letter of Transmittal delivered to the Depositary (the “Deposited Common Shares”) and in and to all rights and benefits arising from such Common Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Common Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by the Letter of Transmittal or book-entry transfer (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Common Shares”) with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of Purchased Common Shares consisting of securities on the appropriate registers maintained by or on behalf of Northern Peru;

(b)	for so long as any such Purchased Common Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Common Shares, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Common Shares for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Northern Peru;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Common Shares, all as set forth in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. A Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.

A Shareholder accepting the Offer also agrees not to vote any of the Purchased Common Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Northern Peru and, except as may otherwise be agreed with the Offeror, not to exercise any of the other rights or privileges attached to the Purchased Common Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Common Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Common Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares to the Offeror. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Laws, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up the Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and in and to all rights and benefits arising from such Deposited Common Shares, including any Distributions, (ii) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Common Shares and any Distributions deposited under the Offer, (iii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person, (iv) the deposit of the Deposited Common Shares and Distributions complies with applicable Laws, and (v) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Laws, the Offeror will have the right to withdraw or terminate the Offer and not take up and pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for any Common Shares deposited under the Offer, if any of the following conditions are not satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Common Shares that constitute not less than 66 2/3% of the outstanding Common Shares on a fully-diluted basis (the “Minimum Tender Condition”);

(b)	all approvals, waiting or suspensory periods (and any extensions thereof), consents, orders, rulings and exemptions of any Government Authority in Canada, Peru and the United States that are, as determined by the Offeror, acting reasonably, necessary or advisable and required by Law to complete the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and the PRC Approvals shall have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

(c)	the Offeror shall have determined, acting reasonably, that no act, action, suit or proceeding shall have been threatened or taken before or by any Government Authority or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in

Canada, China, the United States or Peru, whether or not having the force of law and no Law shall have been proposed, enacted, promulgated or applied:

(i)	which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares or the right of the Offeror to own or exercise full rights of ownership of the Common Shares;

(ii)	which, if the Offer were consummated, would reasonably be expected to have a Material Adverse Effect on Northern Peru;

(iii)	which would prevent, make illegal, materially delay the consummation of, or impose material limitations or conditions on, the purchase by or the sale to the Offeror of the Common Shares under any Contemplated Transaction or the Offeror’s ability to own or exercise full rights of ownership of the Common Shares or any material portion of the business or assets of Northern Peru or its subsidiaries; or

(iv)	which seeks to (A) prohibit or limit the ownership or operation by the Offeror of any material portion of the business or any material assets of Northern Peru or its subsidiaries, or (B) compel the Offeror or its subsidiaries to dispose of or hold separate any material portion of the business or any material assets of Northern Peru or any of its subsidiaries;

(d)	there shall not exist any prohibition at law in Canada, China, the United States or Peru against the Offeror making the Offer, taking up and paying for any Common Shares deposited under the Offer, or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e)	since the announcement of the Offer, Northern Peru and its subsidiaries shall not (i) have taken or proposed to take any action that has not been publicly disclosed or disclosed in writing to the Offeror prior to announcement of the Offer, or (ii) publicly disclosed that they intend to take any action that has not been disclosed in writing to the Offeror prior to the announcement of the Offer, in either case that the Offeror shall have determined, acting reasonably, would be expected to have a Material Adverse Effect on Northern Peru or would prevent, make illegal, materially delay the consummation of, or impose material limitations or conditions on, the purchase by or the sale to the Offeror of the Common Shares under any Contemplated Transaction or the Offeror’s ability to own or exercise full rights of ownership of the Common Shares or any material portion of the business or assets of Northern Peru or its subsidiaries;

(f)	the Offeror shall have determined, acting reasonably, that there does not exist and shall not have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally by way of press release and material change report or to the Offeror in writing on or before the Expiry Time) any change, effect, event or occurrence that would reasonably be expected to have a Material Adverse Effect in respect of Northern Peru;

(g)	all of the Options, rights to acquire Bonus Shares and any other contractual rights to acquire Common Shares shall have been either exercised, satisfied or otherwise terminated on terms satisfactory to the Offeror, acting reasonably;

(h)	the Support Agreement shall not have been terminated by the Offeror or Northern Peru in accordance with its terms and no event shall have occurred that, with notice or lapse of time or both, entitles the Offeror the right to terminate the Support Agreement; and

(i)	the Offeror shall not have become aware after December 5, 2007 of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any of the Northern Peru Disclosure Documents filed by or on behalf of Northern Peru with any securities regulatory authority in Canada or the United States, which the Offeror shall have determined in its reasonable judgment constitutes or results in a Material Adverse Effect with respect to Northern Peru.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances (including any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition. Subject to the provisions of the Support Agreement, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the relevant Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the termination or withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice to all Shareholders in the manner set forth in Section 10 of the Offer, “Notices and Delivery” and will provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificate(s) representing Deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.	Extension, Variation or Change in the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, subject to extension or variation in the Offeror’s sole discretion unless the Offer is withdrawn by Offeror.

Subject to the limitations hereafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all registered Shareholders whose Common Shares have not been taken up prior to the extension or variation. The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition provided in Section 4 of the Offer, “Conditions of the Offer”), the Offer will not expire before ten days after the notice of such variation has been given to the Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by Government Authorities.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Laws. As soon as practicable after giving notice of change in information to the Depositary, the Offeror will make a public announcement of the change in information to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Common Shares deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offer, “Withdrawal of Deposited Common Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If, prior to the Expiry Time, the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6.	Take-Up of and Payment for Deposited Common Shares

If all of the conditions referred to in Section 4 of the Offer, “Conditions of the Offer”, have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than ten days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited under the Offer after the first date on which Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than ten days after such deposit.

The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario to that effect. Subject to applicable Laws, the Offeror expressly reserves the right, in its sole discretion, to delay taking up and paying for any Common Shares or to, on or after the initial Expiry Time, terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable Law or governmental regulatory approval. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer.

The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making payments for Common Shares.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

All payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Common Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of Cdn.$25 million, which will be made by wire transfer (as set out in the Letter of Transmittal)) payable in Canadian funds in the amount to which the person depositing Common Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the securities register maintained by or on behalf of Northern Peru. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

7.	Return of Deposited Common Shares

Any Deposited Common Shares that are not taken up by the Offeror pursuant to the terms and conditions of the Offer will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Northern Peru, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry

Transfer”, such Common Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

8.	Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 8 or as otherwise required by applicable Laws, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up by the Offeror under the Offer;

(b)	if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days, or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Government Authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals of Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Common Shares which are to be withdrawn; and (c) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution.

Alternatively, if Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Common Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. None of the Depositary, the Offeror, the Information Agent or any other person shall be under any duty or obligation to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror’s other rights, Common Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of the Offeror and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Laws.

Withdrawals cannot be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or price revision or to damages, or more than one of the foregoing, in certain circumstances. See Section 22 of the Circular, “Statutory Rights”.

9.	Adjustments; Liens

If, on or after the date of the Offer, Northern Peru should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including without limitation the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares. If, on or after the date of the Offer, Northern Peru should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register of Shareholders maintained by or on behalf of Northern Peru in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, securities, property, rights, assets or other interests the whole of any such dividend, distribution, payment, securities, property, rights, assets or other interests will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire purchase price payable by the Offeror under the Offer or deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not described under “Certain Canadian Federal Income Tax Considerations” in Section 16 of the Circular or “Certain United States Federal Income Tax Considerations” in Section 17 of the Circular.

10.	Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the register maintained by or on behalf of Northern Peru in respect of the Common Shares and will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. Except as otherwise permitted by applicable Laws, in the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX for dissemination through its facilities or it is published once in the National Edition of The Globe and Mail or The National Post or it is given to the Canada News Wire Service for dissemination through its facilities.

The Offer and the Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders by first class mail, postage prepaid, or made in such other manner as is permitted by applicable Laws and the Offeror will use its reasonable efforts to furnish such documents to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Northern Peru in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and/or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and such notice will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX for dissemination through its facilities or it is published once in the National Edition of The Globe and Mail or The National Post or it is given to the Canada News Wire Service for dissemination through its facilities. Notwithstanding Section 6 of the Offer, “Take-Up of and Payment for Deposited Common Shares”, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

12.	Market Purchases

The Offeror reserves the right to, and may acquire, or cause an affiliate to acquire, beneficial ownership of Common Shares by making purchases through the facilities of the TSX, as permitted by Section 101(3) of the BCSA, the equivalent provisions of the applicable securities laws of certain other provinces, the rules and regulations of the TSX and the U.S. Exchange Act and the rules promulgated thereunder, at any time prior to the Expiry Time. The Offeror intends to make such purchases if and to the extent that market conditions, the trading price of the Common Shares and other factors make it desirable for the Offeror to complete such purchases. In no event will the Offeror make any such purchases of Common Shares until the third business day following the date of the Offer. The aggregate number of Common Shares acquired by the Offeror through the facilities of the TSX during the course of the Offer shall not exceed 5% of the outstanding Common Shares as of the date of the Offer, and the Offeror will issue and file a news release forthwith after the close of business of the TSX on each day on which such Common Shares have been purchased. If the Offeror purchases Common Shares through the facilities of the TSX while the Offer is outstanding, the Common Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled. For the purposes of this Section 12, the “Offeror” includes any person acting jointly or in concert with the Offeror.

Although the Offeror has no present intention to sell Common Shares taken up under the Offer, the Offeror and its affiliates reserve the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time, subject to compliance with Section 104(2) of the BCSA and the equivalent provisions of the applicable securities laws of certain other provinces, the rules and regulations of the TSX and the U.S. Exchange Act and the rules promulgated thereunder.

13.	Other Terms of the Offer

(a)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(b)	In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

(c)	The Offeror reserves the right to transfer to one or more affiliates of the Offeror, Minmetals or Jiangxi Copper the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligation under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment pursuant to the Offer.

(d)	No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, the Investors, the Depositary or the Information Agent for the purposes of the Offer.

(e)	The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)	The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(g)	The Offeror reserves the right to waive any defect in acceptance with respect to any particular Common Shares or any particular Shareholder. There shall be no duty or obligation of the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in the deposit of any Common Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

(h)	The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: December 20, 2007

COPPER BRIDGE ACQUISITION CORP.

by	(Signed) Jiao Jian
Jiao Jian
President and Chief Financial Officer

CIRCULAR

The following information is supplied by the Offeror with respect to the accompanying Offer dated December 20, 2007 to purchase all of the issued and outstanding Common Shares of Northern Peru. The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Capitalized terms used in the Circular, where not otherwise defined herein, have the meanings set out in the accompanying Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning Northern Peru contained in the Offer and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein and taken from or based on such information are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of such information or for any failure by Northern Peru to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror. Unless otherwise indicated, information concerning Northern Peru is given as of September 30, 2007.

1.	The Offeror and the Investors

The Offeror

The Offeror was incorporated under the laws of the Province of British Columbia on December 10, 2007 and has not carried on any material business prior to the date hereof other than in connection with matters directly related to the Offer. The registered office of the Offeror is located at 700 West Georgia Street, 25th Floor, Vancouver, British Columbia, V7Y 1B3. The Offeror is currently a wholly-owned indirect subsidiary of Minmetals and, following receipt of the PRC Approvals, will be owned jointly by Minmetals and Jiangxi Copper. The Investors currently anticipate that the Offeror will be owned 60% by Minmetals and 40% by Jiangxi Copper at the Expiry Time.

Minmetals

Minmetals, a state-controlled corporation existing under the laws of the People’s Republic of China, is a diversified metals and mining company based in Beijing, China. Minmetals is engaged in the production and trading of metals and minerals, including copper, aluminium, tungsten, tin, antimony, lead, zinc and nickel. In 2006, Minmetals had revenue of approximately US$4.84 billion.

Jiangxi Copper

Jiangxi Copper, a state-controlled public corporation existing under the laws of the People’s Republic of China, is an integrated producer of copper in China, with operations in mining, milling, smelting and processing. Jiangxi Copper also maintains exposure to sulphur, gold, silver, platinum, palladium, selenium, tellurium, rhenium and molybdenum. Jiangxi Copper is listed on the London, Hong Kong and Shanghai stock exchanges. In 2006, Jiangxi Copper had revenue of approximately US$3.45 billion.

2.	Northern Peru

Northern Peru is a Vancouver and Lima based holding company that through its subsidiaries is engaged in the exploration and development of advanced staged copper exploration properties and other mineral exploration properties in Peru. Northern Peru currently has interests in two properties in Peru, the Galeno property (which has two deposits, the Galeno deposit and the Hilorico deposit) and the Pashpap property. Northern Peru’s principal asset is the Galeno property, a copper/gold/molybdenum project. Northern Peru completed a pre-feasibility study dated February 19, 2007 and revised as of April 30, 2007 for the Galeno property, a copy of which has been filed by Northern Peru on SEDAR.

Northern Peru was incorporated under the laws of the Province of British Columbia on February 28, 2005 and commenced operations on May 18, 2005 following the corporate reorganization of Regalito Copper Corp., which resulted in the mineral resource assets thereof being divided among four separate companies. The Common Shares are listed on the TSX under the trading symbol “NOC”. The principal executive offices of Northern Peru are located at 1550 — 625 Howe Street, Vancouver, British Columbia V6C 2T6, telephone number: (604) 687-0407.

3.	Background to the Offer

On March 7, 2007, representatives of Minmetals, Northern Peru and Genuity met at Genuity’s Toronto offices. Northern Peru asked Minmetals to consider a joint bid with Northern Peru to acquire Michiquillay, a mineral property located near Northern Peru’s Galeno property in Cajamarca Province, Peru that was at the time the subject of an auction process being undertaken by the government of Peru. On March 16, 2007, Minmetals and Northern Peru entered into a confidentiality agreement, and Northern Peru then provided Minmetals with technical and other information regarding the Galeno property. During the second half of April, 2007, however, Minmetals decided not to proceed with the joint bid transaction.

On July 30, 2007, Genuity contacted Jiangxi Copper to advise it that Northern Peru was seeking indicative non-binding proposals from a select group of qualified and interested parties with respect to the sale of Northern Peru. On behalf of Northern Peru, Genuity extended an invitation to Jiangxi Copper to participate in this process and submit a proposal no later than August 31, 2007. Jiangxi Copper entered into a confidentiality agreement with Northern Peru on July 30, 2007.

On August 17, 2007, Jiangxi Copper contacted Minmetals to propose combining their resources to make a joint proposal to Northern Peru. At a meeting in Beijing on August 22, 2007, Genuity was advised that the Investors would likely submit a joint proposal to Northern Peru. On August 24, 2007, the Investors executed an agreement providing for the formation of a joint venture for this purpose.

On August 23, 2007, the Investors contacted BMO and expressed interest in engaging BMO as their financial advisor to evaluate Northern Peru. BMO was subsequently engaged on August 28, 2007 as the Investors’ financial advisor. Between August 24 and August 30, 2007, BMO conducted a preliminary financial evaluation of Northern Peru based on the information provided by Northern Peru and other public sources of information. On August 30, 2007, BMO presented the results of its preliminary financial evaluation to the Investors. Following this presentation, the Investors completed an internal review and approval process and, on August 31, 2007, submitted a non-binding expression of interest to acquire all of the outstanding Common Shares.

On September 3, 2007, a letter was sent to the Investors by Genuity on behalf of Northern Peru indicating that Northern Peru would welcome the Investors to complete further necessary due diligence. Arrangements were made for a site visit to the Galeno property.

Between August 31, 2007 and September 26, 2007, the Investors engaged legal, accounting and technical advisors and continued to conduct their due diligence review of Northern Peru. On September 27 and 28, 2007, representatives of the Investors and their advisers visited the Galeno property in Peru and met with members of Northern Peru’s management team.

On October 1, 2007, the Investors, BMO and the Investors’ legal advisors, Davies Ward Phillips & Vineberg LLP (“Davies”) met with Northern Peru in Vancouver to discuss due diligence matters and the timing of Northern Peru’s auction process. Northern Peru and the Investors also discussed the process and timing for obtaining the PRC Approvals. Following this meeting, Northern Peru made available to the Investors additional due diligence materials relating to Northern Peru and its subsidiaries.

On October 19, 2007, Minmetals received a letter from Genuity outlining the auction process to be followed in submitting final proposals. A draft Support Agreement accompanied the letter. Pursuant to the letter, all participants making proposals to Northern Peru were required to submit final proposals together with comments on the draft Support Agreement by November 30, 2007. Northern Peru also requested that final proposals be accompanied by a signed transaction process protocol (the “Protocol”) that, among other things, stated that no legal obligations between Northern Peru and the Investors would exist until the execution of definitive agreements and that Northern Peru would not enter into definitive agreements with any participant prior to 5:00 p.m. (Vancouver time) on November 30, 2007.

Between October 1 and November 28, 2007, the Investors and their advisers continued their due diligence review of Northern Peru and completed a financial and technical evaluation of the Galeno property. On November 28, 2007, the Investors met with BMO and Davies in Beijing, China to consider the financial and legal aspects of making an offer to Northern Peru to acquire the Common Shares. Following these meetings, the Investors completed an internal review and approval process and determined to make a proposal to Northern Peru to acquire the Common Shares. On November 29, 2007, the Investors received approval from the National Development and Reform Commission (the “NDRC”) of the Peoples’ Republic of China to participate in a joint bid to acquire all of the Common Shares, subject to submission of a formal application upon execution of definitive documents between the Investors and Northern Peru.

On November 30, 2007, the Investors delivered a letter to Northern Peru outlining the principal terms of their proposal to make an offer for all of the Common Shares together with an executed copy of the Protocol. The Investors’ proposal was not subject to any conditions regarding financing or further due diligence. The proposal was subject to negotiation of a Support Agreement between the Investors and Northern Peru and was also conditional on Northern Peru’s agreement to negotiate exclusively with the Investors for a period of time. The Investors provided Northern Peru with comments on the draft Support Agreement and expressed their expectation that the Support Agreement would contain customary deal protection measures, including a non-completion payment, and that any offer being made pursuant to the Support Agreement would be subject to the condition that the PRC Approvals be obtained. The Investors also provided a form of Lock-Up Agreement and stated that they expected Shareholders holding approximately 40% of the Common Shares on a fully-diluted basis would execute the Lock-Up Agreements prior to announcement of a transaction.

The delivery of this proposal letter was followed by a number of calls on November 30, 2007 between BMO and Mr. Ross Beaty, the Chairman of Northern Peru. In these calls, Mr. Beaty stated that the Investors’ proposal was not a superior proposal, although the other proposals received were subject to greater conditionality. Mr. Beaty also expressed his belief that certain conditions attaching to the other proposals received by Northern Peru could be removed after further discussion with the parties involved. Mr. Beaty stated that, although Northern Peru appreciated the relative lack of conditionality in the Investors’ proposal, Northern Peru was not prepared to grant the Investors a period of exclusivity on this basis alone.

After further discussions, the Investors and Northern Peru agreed to meet in Vancouver, British Columbia to negotiate on the basis of a price of Cdn.$13.25 per Common Share, although Mr. Beaty stated that this price would not be sufficient to obtain approval from the Board of Directors. Despite the disagreement on price, the parties believed a reasonable basis for further negotiations existed, and Northern Peru agreed to a brief period of exclusivity. On this basis, the Investors agreed to send representatives to Vancouver to continue negotiations.

On December 1, 2007, representatives of Davies and BMO contacted Northern Peru’s legal advisors, Borden Ladner Gervais LLP (“BLG”), to discuss the proposed Support Agreement and Lock-Up Agreements and other issues relating to the Investors’ proposal. These discussions continued on December 2 and 3, 2007.

During the evening of December 3, 2007, representatives of the Investors, BMO and Davies met with Northern Peru, Genuity and BLG in Vancouver. At this meeting, agreement was reached that Northern Peru would extend the period of exclusivity for negotiations with the Investors until 11:59 p.m. (Vancouver time) on December 7, 2007, and that negotiations would continue on the basis of a cash price of Cdn.$13.75 per Common Share, subject to a number of conditions, including negotiation of definitive documents containing appropriate deal protection measures and a non-completion payment of Cdn.$15.9 million. Mr. Beaty advised the Investors that, in the event the Investors’ proposal was approved by the Board of Directors, all directors and officers of Northern Peru would sign the Lock-Up Agreements and that Mr. Beaty would seek Lock-Up Agreements from other significant shareholders as well.

On December 4 and 5, 2007, the parties held further discussions and negotiations on the Support Agreement and Lock-Up Agreements. During the evening of December 5, 2007, Northern Peru advised the Investors that the special committee of independent members of the Board of Directors (the “Special Committee”) and the Board of Directors of Northern Peru had unanimously approved the draft Support Agreement and resolved to recommend that Shareholders accept the proposed Offer and deposit their Common Shares under the proposed Offer. The parties then signed the Support Agreement, and signed Lock-Up Agreements were delivered by Shareholders holding approximately 42.5% of the Common Shares on a fully-diluted basis. On the morning of December 6, 2007, prior to the opening of trading on the TSX, the Investors and Northern Peru issued a joint press release announcing the Investors’ intention to make the Offer and the execution of the Support Agreement and Lock-Up Agreements.

On December 10, 2007, the Investors formed the Offeror and on December 17, 2007, the Investors and the Offeror gave notice to Northern Peru pursuant to the Support Agreement that the Offeror became entitled to and assumed all the rights and obligations of the Investors under the Support Agreement.

4.	Support Agreement

The Investors and Northern Peru entered into the Support Agreement on December 5, 2007. Pursuant to the Support Agreement, the Investors assigned their rights under the Support Agreement to the Offeror on December 17, 2007; as a result, the Offeror became entitled to and assumed all the rights and obligations under the Support Agreement as the “Offeror” thereunder. The Investors continue to be liable to Northern Peru for any default in the performance of the Offeror under the Support Agreement. The Support Agreement sets forth, among other things, the terms and conditions upon which the Offeror agrees to make the Offer and Northern Peru agrees to recommend that Shareholders accept the Offer.

The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Support Agreement. The Support Agreement has been filed by Northern Peru on SEDAR and by the Investors and the Offeror on EDGAR.

For the purposes of this Section 4 and Section 5 of the Circular, “Lock-Up Agreements”, “business day” means any day other than a Saturday, Sunday or a day observed as a holiday in Vancouver, British Columbia or Beijing, China or a day on which banks in Vancouver, British Columbia or Beijing, China are not generally open for business during normal business hours.

Support of the Offer

Northern Peru has announced that the Board of Directors, upon consultation with its financial and legal advisors and on receipt of a recommendation of the Special Committee, has unanimously determined that the Offer is fair to the Shareholders and is in the best interests of Northern Peru and the Shareholders. Accordingly, the Board of Directors has resolved unanimously to recommend to the Shareholders that they accept the Offer and deposit their Common Shares under the Offer. Northern Peru has agreed to take all commercially reasonable actions to consummate the Offer.

The Offer

The Offeror has agreed to make the Offer on the terms and conditions set forth in the Support Agreement, as fully described in the Offer. The only conditions to which the Offer is subject are those described in Section 4 of the Offer, “Conditions of the Offer”.

The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror shall not, without the prior written consent of Northern Peru, reduce the consideration per Common Share, change the form of consideration payable under the Offer (other than to add additional consideration), otherwise add to, amend or change any of the Offer terms or conditions in a manner materially adverse to the Shareholders, increase the Minimum Tender Condition or decrease the Minimum Tender Condition to less than 50.01% of the outstanding Common Shares on a fully-diluted basis or decrease the number of Common Shares sought under the Offer.

Board of Directors Representation

At the time (the “Change of Control Time”) that the Offeror purchases pursuant to the Offer such number of Common Shares which, together with the Common Shares held by or on behalf of the Offeror or its affiliates, represents at least a majority of the outstanding Common Shares (calculated on a fully-diluted basis as at the Expiry Time) and from time to time thereafter, and subject to applicable Laws, the Offeror will be entitled to designate such number of directors of the Board of Directors (rounded up to the next whole number of directors) as is proportionate (determined after giving effect to the directors to be appointed or elected under this provision of the Support Agreement) to the percentage of the outstanding Common Shares owned by the Offeror and its affiliates (the “Offeror Percentage”). Following the time at which the Offeror and its affiliates hold at least 66 2/3% of the outstanding Common Shares, the Offeror will be entitled to designate all of the directors of the Board of Directors. Subject to applicable Laws, Northern Peru has agreed to exercise its reasonable efforts to cause the Offeror’s designees to be elected or appointed to the Board of Directors including, at the request of the Offeror, by increasing the size of the Board of Directors or by using its reasonable efforts to secure the resignations of such number of directors as is necessary to enable the Offeror’s designees to represent the Offeror Percentage.

No Solicitation Covenant

Northern Peru has agreed that, except as contemplated by the Support Agreement, it will not, and it will cause each of its subsidiaries not to, directly or indirectly, through any Representative of Northern Peru or its subsidiaries:

•	solicit, initiate, or knowingly encourage (including by way of furnishing any non-public information, permitting any visit to any facilities or properties of Northern Peru or any of its subsidiaries, or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers (or the submission or initiation of any of the foregoing) regarding any Acquisition Proposal;

•	engage in any negotiations concerning, or provide any non-public information to, or have any discussions with or otherwise cooperate with, any person relating to an Acquisition Proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement an Acquisition Proposal;

•	withdraw the Board of Directors’ recommendation of the Offer or change, modify or qualify such recommendation in a manner adverse to the Offeror;

•	approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal; or

•	propose publicly to do any of the foregoing.

The Support Agreement defines an “Acquisition Proposal” as any: (a) merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take-over bid, dividend, distribution, Common Share re-purchase, liquidation, dissolution or winding-up; (b) strategic alliance, joint venture, earn-in right or sale involving all or a material portion of the assets of Northern Peru or its subsidiaries on a consolidated basis (or any lease, long term supply or off-take agreement or other transaction having the same economic effect as a sale of such assets); (c) issue or sale of Common Shares or rights or interests therein or thereto involving Northern Peru or its subsidiaries from any person other than the Offeror (other than any issues of Common Shares expressly permitted by the Support Agreement); (d) similar transactions involving Northern Peru or its subsidiaries from any person other than the Offeror or any Representatives of Offeror; or (f) inquiry, proposal, offer or public announcement of an intention to do any of the foregoing.

Northern Peru has agreed to immediately cease, cause its Representatives to cease and cause to be terminated any existing solicitations, discussions or negotiations with any parties (other than the Offeror and its Representatives) with respect to any Acquisition Proposal or any potential Acquisition Proposal. Northern Peru has agreed to immediately cease to provide any party (other than the Offeror and its Representatives) with access to non-public information concerning Northern Peru or its subsidiaries with respect to any Acquisition Proposal or any potential Acquisition Proposal and to discontinue access to any data rooms to anyone other than the Offeror and its Representatives. Northern Peru has agreed to request the return or destruction of all information provided to any third parties who have obtained such information in relation to an Acquisition Proposal or potential Acquisition Proposal and to use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of any applicable confidentiality agreements.

Northern Peru has agreed, except as expressly permitted by the Support Agreement, not to waive, release any third party from, provide any consent in respect of or fail to enforce on a timely basis any confidentiality or standstill agreement (except to allow any party who has not participated in Northern Peru’s auction process to make an unsolicited bona fide Acquisition Proposal in writing to the Board of Directors).

Northern Peru has agreed to notify the Offeror promptly after receipt by Northern Peru or its Representatives of any Acquisition Proposal, any request for discussions or negotiations relating to an Acquisition Proposal, or any request for non-public information relating to Northern Peru or its subsidiaries in connection with an Acquisition Proposal, or for access to properties, books or records of Northern Peru or its subsidiaries or a list of Shareholders.

Due Diligence Access for Acquisition Proposals

If the Board of Directors receives a request for non-public information from a party that proposes to make a bona fide Acquisition Proposal to the Board of Directors that did not result from a breach of the Support Agreement and that the Board of Directors determines in good faith is reasonably capable of being completed and would, if consummated in accordance with its terms, result in a Superior Proposal, and the Board of Directors, after consultation with its outside legal advisors, determines in good faith that the failure to provide such party with access to such information would be a breach of its fiduciary duties, then, and only in such case, Northern Peru may provide such party with access to information regarding Northern Peru and its subsidiaries, subject to the execution of a confidentiality and standstill agreement which is no less favourable to Northern Peru and no more favourable to the counterparty than the confidentiality agreement between the Investors and Northern Peru.

Ability of Northern Peru to Accept a Superior Proposal

Northern Peru has agreed, until the Expiry Time or the termination of the Offer, not to take any action to withdraw, modify, qualify or change its recommendation with respect to the Offer or to approve or implement or enter into, or resolve to enter into, any agreement (other than a confidentiality and standstill agreement permitted by the Support Agreement) relating to an Acquisition Proposal unless:

•	the Board of Directors has determined that the Acquisition Proposal constitutes a Superior Proposal;

•	Northern Peru has complied with its non-solicitation covenant;

•	Northern Peru has given the Offeror notice in writing describing the terms and conditions of the Superior Proposal, including the identity of the person making the Superior Proposal;

•	five business days in Beijing, China shall have elapsed from the date the Offeror received the notice and other documentation referred to in the bullet point above in respect of the Acquisition Proposal and, if the Offeror has proposed to amend the terms of the Offer in accordance with the Support Agreement, the Board of Directors has determined in good faith and in accordance with its fiduciary duties that the Acquisition Proposal continues to constitute a Superior Proposal compared to the proposed amendment to the terms of the Offer by the Offeror;

•	Northern Peru terminates the Support Agreement in accordance with its terms; and

•	Northern Peru pays to the Offeror or the Offeror’s designated affiliate the Non-Completion Payment either prior to or concurrently with the termination of the Support Agreement.

The Support Agreement defines a “Superior Proposal” as an unsolicited bona fide written Acquisition Proposal made after December 5, 2007 that:

•	did not result from a breach of Northern Peru’s non-solicitation covenant;

•	is made for all of the Common Shares;

•	in respect of which the availability of any required financing to complete such Acquisition Proposal has been demonstrated, to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), by delivery of a letter of commitment, term sheet or other comparable evidence of financing from one or more financial institutions of recognized standing;

•	is not subject to any due diligence and/or access condition;

•	in respect of which the Board of Directors has determined in good faith (after receipt of advice from its outside legal counsel) that the failure to recommend such Acquisition Proposal to Shareholders would be a breach of its fiduciary duties; and

•	in respect of which the Board of Directors has determined in good faith after receipt of advice from its financial advisors and outside legal counsel that such Acquisition Proposal is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders from a financial point of view than the Offer (taking into account any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to the right to match provisions of the Support Agreement described below under “The Offeror’s Right to Match”).

The Offeror’s Right to Match

Northern Peru has agreed that, during the five business day period referred to above under “Ability of Northern Peru to Accept a Superior Proposal”, the Offeror will have the opportunity, but not the obligation, to offer to amend the terms of the Offer and the Support Agreement. Northern Peru has agreed that it will co-operate with the Offeror, including negotiating in good faith with the Offeror until the expiry of such five business day period. The Board of Directors will review any offer by the Offeror to amend the terms of the Offer and the Support Agreement in order to determine, in good faith and in accordance with its fiduciary duties, whether the Offeror’s offer would result in the relevant Acquisition Proposal not being a Superior Proposal compared to the proposed amendment of the Offer and of the Support Agreement.

Reaffirmation of Recommendation by the Board of Directors

The Board of Directors has agreed to promptly reaffirm its recommendation of the Offer by press release after (a) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made or (b) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in an Acquisition Proposal no longer being a Superior Proposal.

Subsequent Acquisition Transaction

The Offeror has agreed, if possible to do so under, and subject to compliance with all applicable Laws, to effect a Compulsory Acquisition, as described in Section 11 of the Circular, “Acquisition of Common Shares not Deposited”, in respect of the remaining Common Shares not deposited under the Offer. If the Offeror is unable to effect a Compulsory Acquisition, the Offeror has agreed to use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not acquired under the Offer. The Offeror has agreed that if any Subsequent Acquisition Transaction is effected, it will offer the remaining Shareholders consideration per Common Share at least equal to the amount paid per Common Share under the Offer.

Pre-Acquisition Reorganization

Northern Peru has agreed that, upon request by the Offeror, it shall: (a) use its commercially reasonable efforts to effect such reorganizations of Northern Peru’s business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and (b) co-operate with the Offeror and its advisors in order to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganization: (i) does not result in any breach by Northern Peru of any contract of Northern Peru or of any Law then in effect; (ii) is not prejudicial to Northern Peru or the Shareholders in any material respect; (iii) does not result in any breach by Northern Peru of any of its covenants, representations or warranties under the Support Agreement (unless the Offeror has waived such breach in respect of such request); and (iv) does not result in any breach by Northern Peru of its constating documents. Northern Peru shall use its commercially reasonable efforts to effect any such Pre-Acquisition Reorganization immediately prior to any take-up by the Offeror of Common Shares deposited under the Offer. If the Offeror does not take up and pay for the Common Shares deposited under the Offer, the Offeror will reimburse Northern Peru for all direct fees and expenses of Northern Peru incurred in connection with the Pre-Acquisition Reorganization, if any.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the Change of Control Time:

•	by agreement in writing executed by the Offeror and Northern Peru;

•	by Northern Peru, if the Offeror is in material default of any covenant or obligation under the Support Agreement or any representation or warranty of the Offeror under the Support Agreement shall have been untrue or incorrect on December 5, 2007 or shall have become untrue or incorrect in any material respect at any time prior to the Expiry Time (in each case without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification contained within such covenant, obligation, representation or warranty) and such default or inaccuracy is reasonably likely to prevent consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is ten business days from the date of written notice of such breach and the Expiry Time, which is an Offeror Reimbursement Event;

•	by the Offeror, if Northern Peru is in material default of its non-solicitation covenant under the Support Agreement;

•	by the Offeror, if (i) Northern Peru is in material default of any covenant or obligation under the Support Agreement (other than its non-solicitation covenant) or (ii) any representation or warranty of Northern Peru under the Support Agreement shall have been untrue or incorrect on December 5, 2007 or shall have become untrue or incorrect in any material respect at any time prior to the Expiry Time (in each case, without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such covenant, obligation, representation or warranty) where such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is ten business days from the date of written notice of such breach and the Expiry Time, each of cases (i) and (ii) being a Northern Peru Reimbursement Event;

•	by the Offeror or Northern Peru, subject to certain conditions, after the date that is 90 days following the date of mailing of this Circular, if the Offeror has not purchased any Common Shares pursuant to the Offer, provided that if the take up and payment of Common Shares is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) failure of the Offeror to obtain any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for the Common Shares deposited under the Offer, none of the parties may terminate the Support Agreement until the earlier of the date that is 120 days following the mailing of this Circular and the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

•	by the Offeror, if (other than as a result of the Offeror’s default under the Support Agreement) any condition of the Offer has not been satisfied or waived at the Expiry Time and the Offeror has not elected to waive such condition or extend the Offer;

•	by the Offeror, if the Board of Directors: (i) withdraws, qualifies, changes or modifies in a manner adverse to the Offeror its recommendation of, or determination with respect to, the Offer or the Support Agreement; (ii) recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal, or causes Northern Peru to enter into any letter of intent, agreement or undertaking related to any Acquisition Proposal, other than a confidentiality and standstill agreement permitted by the Support Agreement, or resolves to do any of the foregoing; or (iii) fails to reaffirm its recommendation of the Offer in accordance with the terms of the Support Agreement, as described above under “Reaffirmation of Recommendation by the Board of Directors”;

•	by Northern Peru, if Northern Peru (i) enters into an agreement in respect of a Superior Proposal or (ii) withdraws, modifies, qualifies or changes its recommendation of the Offer and recommends a Superior Proposal, each in compliance with the provisions of the Support Agreement, provided that Northern Peru shall have prior thereto or concurrently therewith paid to the Offeror or the Offeror’s designated affiliate the Non-Completion Payment and further provided that Northern Peru has not breached its non-solicitation covenants or obligations; or

•	by Northern Peru, if (i) the terms or conditions of the Offer are amended so as to conflict in any material respect with the provisions of the Support Agreement, or (ii) the Offer having expired and all of the conditions of the Offer having been satisfied or waived, the Offeror has not purchased or taken up and paid for the Common Shares deposited and not withdrawn under the Offer as required by the terms of the Offer or applicable Laws, which is an Offeror Reimbursement Event.

Non-Completion Payment

Northern Peru is obligated to pay the Offeror or the Offeror’s designated affiliate a non-completion payment in an amount equal to Cdn.$15,900,000 (the “Non-Completion Payment”), representing approximately 3.50% of the total value of the Common Shares (on a fully-diluted basis) at the Offer price, if:

•	the Board of Directors: (i) withdraws, qualifies, changes or modifies in a manner adverse to the Offeror its recommendation of, or determination with respect to, the Offer or the Support Agreement; (ii) recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal, or causes Northern Peru to enter into any letter of intent, agreement or undertaking related to any Acquisition Proposal, other than a confidentiality and standstill agreement permitted by the Support Agreement, or resolves to do any of the foregoing; or (iii) fails to reaffirm its recommendation of the Offer in accordance with the terms of the Support Agreement, as described above under “Reaffirmation of Recommendation by the Board of Directors”;

•	Northern Peru terminates the Support Agreement as a result of it having (i) entered into an agreement in respect of a Superior Proposal or (ii) withdrawn, modified, qualified or changed its recommendation of the Offer and recommended a Superior Proposal, each in compliance with the provisions of the Support Agreement, provided that Northern Peru prior thereto or concurrently therewith has paid to the Offeror or the Offeror’s designated affiliate the Non-Completion Payment and further provided that Northern Peru has not breached its non-solicitation covenants or obligations;

•	the Offer is not completed in accordance with Section 4 of the Offer, “Conditions of the Offer”, as a result of Northern Peru being in material default of its non-solicitation covenants or obligations; or

•	the Minimum Tender Condition has not been satisfied or waived at the Expiry Time, an Acquisition Proposal has been publicly announced and not withdrawn at least five business days prior to the Expiry Time and during the period commencing on December 5, 2007 and ending 12 months following the termination of the Support Agreement, (i) an Acquisition Proposal is consummated, or (ii) the Board of Directors approves the entering into of a definitive agreement with respect to any Acquisition Proposal.

Expense Reimbursement

Northern Peru is obligated to pay the Offeror or the Offeror’s designated affiliate an expense reimbursement payment of up to Cdn.$1,000,000 if the Support Agreement is terminated as a result of any Northern Peru Reimbursement Event described above under “Termination of Support Agreement”. Northern Peru is not obligated to make more than one expense reimbursement payment.

The Offeror is obligated to pay Northern Peru an expense reimbursement payment of up to Cdn.$1,000,000 if the Support Agreement is terminated as a result of any Offeror Reimbursement Event described above under “Termination of Support Agreement”. The Offeror is also obligated to pay Northern Peru an expense reimbursement payment of

Cdn.$5,000,000 if the Offeror withdraws the Offer as a result of a failure to obtain the PRC Approvals. The Offeror is not obligated to make more than one expense reimbursement payment.

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of the Offeror and Northern Peru relating to, among other things, corporate status and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties of Northern Peru also address various matters relating to the business, operations and properties of Northern Peru and its subsidiaries, including: capitalization; fair presentation of financial statements; absence of any Material Adverse Effect and certain other changes or events since the date of Northern Peru’s last published financial statements; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; employee severance payments upon a change of control; real property and mining concessions; mineral interests and rights; insurance; and environmental matters. In addition, the Offeror has represented that it has made adequate arrangements to ensure that the required funds are available to effect payment in full for all of the Common Shares to be acquired pursuant to the Offer.

Conduct of Business

Northern Peru has agreed that, prior to the earlier of the time that designees of the Offeror represent a majority of the Board of Directors and the termination of the Support Agreement, except with the prior written consent of the Offeror or as expressly contemplated or permitted by the Support Agreement, Northern Peru and its subsidiaries will carry on their businesses in a manner consistent with past practice and use commercially reasonable efforts to preserve intact their present business organizations and goodwill, to preserve intact and in good standing their real property interests, mining leases, mining concessions and mineral or proprietary rights or interests, to keep available the services of their officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others with whom they have business relationships. Northern Peru has agreed to continue work on its feasibility study in respect of its Galeno project in a manner and on a timeline consistent with the Northern Peru Disclosure Documents and the pre-feasibility study in respect of the Galeno project. Northern Peru has also agreed that it will not and will cause each of its subsidiaries not to take certain actions specified in the Support Agreement.

Northern Peru has also agreed to notify the Offeror of (a) any material change (within the meaning of the BCSA) in relation to Northern Peru and any of its subsidiaries, (b) any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated), and (c) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be reasonably likely to (i) cause any of the representations or warranties of Northern Peru contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect, or (ii) result in the failure in any material respect of Northern Peru to comply with or satisfy any covenant or condition to be complied with or satisfied prior to the date on which designees of the Offeror represent a majority of the Board of Directors.

Other Covenants

Each of Northern Peru and the Offeror has agreed to a number of mutual covenants, including to use all commercially reasonable efforts to: (a) take all action and do all things necessary, proper or advisable to consummate the Contemplated Transactions; (b) fulfill all conditions and satisfy all provisions of the Support Agreement and the Offer; and (c) obtain all necessary waivers, consents and approvals and effect all necessary registrations, filings and submissions requested or required by Government Authorities in connection with the Contemplated Transactions, including in each case the execution and delivery of documents reasonably required by the other party. In addition, upon reasonable notice, and subject to the terms of the confidentiality agreement between Northern Peru and the Investors dated March 16, 2007, as amended on October 1 and October 3, 2007, compliance with applicable Laws and to Northern Peru obtaining any applicable consents or waivers, Northern Peru has agreed to provide the Offeror with reasonable access (without interference with the ordinary conduct of Northern Peru’s business) during normal business hours to: (i) all books, contracts and records of Northern Peru; (ii) the management personnel and employees of Northern Peru and its subsidiaries; and (iii) the properties of Northern Peru and its subsidiaries.

Northern Peru Officers and Directors

The Offeror has acknowledged that Northern Peru will, prior to the time at which designees of the Offeror represent a majority of the Board of Directors, secure directors’ and officers’ liability insurance on a six year trailing or run-off basis to the extent available on reasonable commercial terms. In addition, the Offeror has agreed that (i) the articles and constating documents of Northern Peru and its subsidiaries (or any of their successors) shall contain provisions with respect to indemnification currently set forth in the articles and constating documents of Northern Peru and its subsidiaries, and (ii) all rights to indemnification existing in favour of certain indemnified parties will continue in full force and effect and without modification, in each case for a period of not less than the limitation period applicable to such matters.

The Offeror has agreed that, following the time at which designees of the Offeror represent a majority of the Board of Directors, it will cause Northern Peru to honour and comply with the terms of all existing employment, consulting and severance agreement to which Northern Peru is subject.

Outstanding Options

Northern Peru has agreed to use its commercially reasonable efforts to either: (a) facilitate the exercise of all Options and the tendering under the Offer of all Common Shares issued in connection with such exercise; or (b) amend or modify the Stock Option Plan to provide for cashless exercise or termination of vested and non-exercised Options in lieu of the exercise thereof in exchange for a cash payment equal to the difference between Cdn.$13.75 and the exercise price of the applicable Option, in each case conditional upon the Offeror being bound to take up and pay for Common Shares under the Offer. Alternatively, holders of Options may exercise their Options in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer.

5.	Lock-Up Agreements

The Investors and the Locked-Up Shareholders entered into the Lock-Up Agreements on December 5, 2007. Pursuant to the Lock-Up Agreements, the Investors assigned their rights under the Lock-Up Agreements to the Offeror on December 17, 2007; as a result, the Offeror became entitled to and assumed all the rights and obligations under the Lock-Up Agreements as the “Offeror” thereunder. Under the Lock-Up Agreements, each of the Locked-Up Shareholders has agreed, among other things, to (a) accept the Offer, (b) deposit or cause to be deposited under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares which such Locked-Up Shareholder owns or over which it exercises direction or control and all Bonus Shares issued to such Locked-Up Shareholder, and (c) exercise or conditionally exercise all of the Options currently owned by such Locked-Up Shareholder and to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares issued upon such exercise or conditional exercise of Options, representing an aggregate of 14,062,302 Common Shares or approximately 42.5% of the Common Shares on a fully-diluted basis, except in limited circumstances, some of which are discussed below.

The following is a summary of certain provisions of the Lock-Up Agreements. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Lock-Up Agreements. The Lock-Up Agreements have been filed by Northern Peru on SEDAR and by the Investors and the Offeror on EDGAR.

Agreement to Make the Offer

The Offeror has agreed to make the Offer within the time period and upon and subject to the terms and conditions set out in the Support Agreement and to use all reasonable efforts to complete the Offer.

Agreement to Tender

The Locked-Up Shareholders have agreed to irrevocably accept the Offer and to deposit or cause to be deposited under the Offer all Common Shares which they beneficially own or control, including all Bonus Shares and all Common Shares issuable upon the exercise or conditional exercise of Options held by such Locked-Up Shareholders.

Covenants of the Locked-Up Shareholders

Each Locked-Up Shareholder has agreed, among other things, that it will (a) immediately cease, cause its Representatives to cease and cause to be terminated any existing solicitations, discussions or negotiations with any parties (other than the Offeror or its Representatives) with respect to any Acquisition Proposal or potential Acquisition Proposal, (b) not, in any manner, directly or indirectly, including through any Representative, solicit, initiate or knowingly encourage any inquiries, proposals, offers or public announcements (or the submission or initiation of any of the foregoing) from any person regarding any Acquisition Proposal, engage in any negotiations concerning, or provide any information to, or have any discussions with or otherwise cooperate with, any person relating to an Acquisition Proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement an Acquisition

Proposal, (c) not acquire direct or indirect beneficial ownership or control of any additional Common Shares or Options, other than any Bonus Shares or any Common Shares acquired pursuant to the exercise of Options, (d) not option, sell, transfer, pledge, encumber or otherwise convey or grant any Options or Common Shares or any right or interest in any Options or Common Shares, (e) not grant or agree to grant any proxy or other right to the Common Shares or Options, or enter into any voting trust or pooling agreement with respect to the voting thereof, and (f) not take any action to encourage or assist any other person to do certain prohibited acts referred to in the Lock-Up Agreements.

In addition to the foregoing covenants, each Locked-Up Shareholder (other than those Locked-Up Shareholders that are not directors or officers of Northern Peru) has agreed that it will (a) promptly notify the Offeror of any proposal, inquiry, offer or request, or any amendment to any of the foregoing, that it receives or of which it becomes aware that relates to, constitutes or could lead to an Acquisition Proposal, or any request that it receives for discussions or negotiations relating to an Acquisition proposal or any request for information relating to Northern Peru or its subsidiaries, and (b) use its reasonable efforts in its capacity as a Shareholder to oppose any proposed action by Northern Peru or its subsidiaries or any other person in respect of any Acquisition Proposal or which may adversely affect the take-up and payment for the Common Shares or which would reasonably be expected to result in a Material Adverse Effect in respect of Northern Peru.

Permitted Transfers of Common Shares

Upon prior written notice to the Offeror, and subject to certain conditions, each Locked-Up Shareholder may transfer any of the Common Shares which it beneficially owns or controls, including any Bonus Shares and any Common Shares issuable upon the exercise or conditional exercise of Options held by such Locked-Up Shareholder, (i) as a bona fide gift, (ii) to any trust for the benefit of such Locked-Up Shareholder or the immediate family of such Locked-Up Shareholder, or (iii) to any affiliate of such Locked-Up Shareholder, in each case subject to the donee, trustee or transferee, as applicable, agreeing to be bound by the terms and conditions of the relevant Lock-Up Agreement.

Representations and Warranties of the Locked-Up Shareholders

The Lock-Up Agreements contain customary representations and warranties of the Locked-Up Shareholders including, among other things, representations and warranties as to: (a) sole right to sell and ownership of the Common Shares, free and clear of encumbrances; (b) authority, execution, delivery and enforceability of the relevant Lock-Up Agreement; and (c) absence of claims against the Locked-Up Shareholders.

Representations and Warranties of the Offeror

The Lock-Up Agreements also contain customary representations and warranties of the Offeror including, among other things, representations and warranties as to: (a) due incorporation and existence of the Offeror; (b) authority, execution, delivery and enforceability of the Lock-Up Agreements; and (c) absence of any conflict or breach.

Termination of the Lock-Up Agreements

The Lock-Up Agreements may be terminated by mutual written consent of the Offeror and the relevant Locked-Up Shareholder. The Lock-Up Agreement may also be terminated by the Offeror, subject to certain conditions, upon written notice if: (a) the Support Agreement is terminated for any reason; (b) any of the Locked-Up Shareholders has not complied in any material respect with its covenants under the relevant Lock-Up Agreement (provided that such default is not rectified by the earlier of the date that is five days after notice of such default and the business day prior to the Expiry Time); (c) if any representation or warranty of any of the Locked-Up Shareholders under the relevant Lock-Up Agreement is untrue or incorrect in any material respect; or (d) any condition of the Offer is not satisfied at the Expiry Time and the Offeror elects not to waive such condition.

The Lock-Up Agreements may be terminated by a Locked-Up Shareholder, subject to certain conditions, upon written notice if: (a) a Superior Proposal is made and (i) the Support Agreement is terminated in accordance with its terms, and (ii) if an event giving rise to a Non-Completion Payment has occurred under the Support Agreement, such Non-Completion Payment shall have first been paid; (b) the Offeror has not complied in any material respect with its covenants under the relevant Lock-Up Agreement or if any representation or warranty of the Offeror under the relevant Lock-Up Agreement is untrue or incorrect in any material respect, and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is five days after notice of such breach and the business day prior to the Expiry Time; (c) the Offeror modifies or waives any term or condition of the Offer in a manner contrary to the provisions of the relevant Lock-Up Agreement; or

(d) the Offeror has not (for any reason other than the failure of the relevant Locked-Up Shareholder to deposit its Common Shares) taken up and paid for all the Common Shares deposited under the Offer in accordance with applicable Laws. Any termination of a Lock-Up Agreement by a Locked-Up Shareholder will only be effective with respect to such Locked-Up Shareholder.

6.	Purpose of the Offer and Plans for Northern Peru

The purpose of the Offer is to enable the Offeror to acquire beneficial ownership of all the Common Shares. If the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror currently intends to, if possible to do so under, and subject to compliance with all applicable Laws, acquire all the Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. See Section 11 of the Circular, “Acquisition of Common Shares Not Deposited”.

If the Offeror proposes a Compulsory Acquisition or a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or otherwise, or selling or otherwise disposing of any or all of the Common Shares acquired pursuant to the Offer.

Upon completion of the Offer, the Offeror intends to conduct a detailed review of Northern Peru and its subsidiaries, including an evaluation of their respective business plans, assets, operations and organizational and capital structure to determine what changes would be desirable in light of such review and the circumstances that then exist. At the Change of Control Time and from time to time thereafter, and subject to applicable Laws, the Offeror will be entitled to designate such number of directors of the Board of Directors (rounded up to the next whole number of directors) as is proportionate to the Offeror Percentage. Following the time at which the Offeror and its affiliates hold at least 66 2/3% of the outstanding Common Shares, the Offeror will be entitled to designate all of the directors of the Board of Directors.

If permitted by applicable Laws, the Offeror intends to cause Northern Peru to apply to delist the Common Shares from the TSX as soon as practicable after completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. In addition, if permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Northern Peru to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer. See Section 15 of the Circular, “Information Concerning Securities of Northern Peru — Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

If the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction are successful:

•	The Offeror will own all of the equity interests in Northern Peru and the Offeror will be entitled to all the benefits and risks of loss associated with such ownership;

•	Current Shareholders will no longer have any interest in Northern Peru or Northern Peru’s assets, book value or future earnings or growth and the Offeror will hold a 100% interest in such assets, book value, future earnings and growth;

•	The Offeror will have the right to elect all members of the Board of Directors;

•	Subject to any obligations with respect to Northern Peru’s outstanding Options which remain outstanding, Northern Peru will no longer be a public company and Northern Peru will no longer file periodic reports (including financial information) with any securities regulatory authorities; and

•	The Common Shares will no longer trade on the TSX or any other securities exchange. See Section 15 of the Circular, “Information Concerning Securities of Northern Peru — Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

7.	Source of Funds

The Offer is not subject to obtaining any financing or to financing contingencies.

The Offeror estimates that, if it acquires all of the Common Shares (based on the number of Common Shares on a fully-diluted basis as of December 5, 2007 as represented by Northern Peru in the Support Agreement), the total amount of cash required for the purchase of the Common Shares and to cover estimated fees and expenses relating to the acquisition and the change of control, estimated to be approximately Cdn.$13.9 million in the aggregate, will be approximately

Cdn.$469 million. The Investors have agreed to fund or arrange for the funding of the Offer in an amount sufficient to satisfy such cash requirement by way of equity investment in the Offeror and/or loans to the Offeror.

The Investors intend to use a portion of their respective cash resources to pay for the Common Shares acquired under the Offer. The Investors have sufficient cash resources to fund the entire consideration payable for the Common Shares at the Expiry Time. For cash management purposes, however, the Investors may also arrange other sources of funding, including bank financing, for a portion of the consideration payable to Shareholders.

The Offeror believes that its financial condition and the financial condition of the Investors are not material to a decision by a Shareholder whether to deposit Common Shares under the Offer because (i) cash is the only consideration that will be paid to Shareholders in connection with the Offer, (ii) the Offeror is offering to purchase all of the outstanding Common Shares in the Offer, (iii) the Offer is not subject to obtaining any financing or to any financing contingencies and (iv) with their cash resources, the Investors will have sufficient funds to fund, or arrange for funding, of, the Offeror with the total amount required to purchase the Common Shares under the Offer.

8.	Ownership of and Trading in Securities of Northern Peru

No Common Shares, Options or other securities of Northern Peru are beneficially owned, directly or indirectly, nor is control or direction exercised over any of such securities, by the Investors, the Offeror or any of their directors or senior officers. To the knowledge of the Offeror, after reasonable enquiry, no Common Shares, Options or other securities of Northern Peru are owned, directly or indirectly, nor is control or direction exercised over any such securities, by any associate of a director or senior officer of either of the Investors or the Offeror, any person or company holding more than 10% of any class of equity securities of either of the Investors or the Offeror or any person or company acting jointly or in concert with the Offeror.

None of the Investors, the Offeror or any of their directors or senior officers or, to the knowledge of the Offeror after reasonable enquiry, any of the other persons referred to in the preceding paragraph, has traded in any securities of Northern Peru during the six months preceding the date of the Offer.

Other than the Investors, there is no person acting “jointly or in concert” with the Offeror in connection with the transactions described in the Offer and this Circular.

9.	Commitments to Acquire Securities of Northern Peru

None of the Investors, the Offeror or any of their directors or senior officers, or, to the knowledge of the Offeror, after reasonable enquiry, any associate of any such directors or senior officers, any person or company holding more than 10% of any class of equity securities of either of the Investors or the Offeror or any person or company acting jointly or in concert with the Offeror, has entered into any commitments to acquire any equity securities of Northern Peru, except for the commitments made by the Offeror pursuant to the Support Agreement and the Lock-Up Agreements. See Section 4 of the Circular, “Support Agreement”, and Section 5 of the Circular, “Lock-Up Agreements”.

10.	Material Changes in Affairs of Northern Peru

The Offeror has no information which indicates any material change in the affairs of Northern Peru has occurred since the date of the last published financial statements of Northern Peru, other than the making of this Offer by the Offeror and such other material changes as have been publicly disclosed by Northern Peru. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

11.	Acquisition of Common Shares not Deposited

It is the Offeror’s current intention that if it takes up and pays for Common Shares deposited under the Offer, it will enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired under the Offer. There is no assurance that such transaction will be completed.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by the Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares as at the Expiry Time, other than Common Shares held at the date of the Offer by or on behalf of the Investors and their affiliates and associates (as such terms are defined in the BCBCA) and the Offeror acquires or is bound to take up and pay for such deposited Common Shares under the Offer, the Offeror has agreed, if possible to do so under, and subject to compliance with all applicable

Laws, to acquire (a “Compulsory Acquisition”) all the Common Shares (including Common Shares that are issued upon the exercise of outstanding Options or rights) that remain outstanding held by those persons who did not accept the Offer (and each person who subsequently acquires any of such Common Shares) pursuant to the provisions of Section 300 of the BCBCA (in each case, a “Dissenting Offeree”).

To exercise such statutory right, the Offeror must send notice (the “Offeror’s Notice”) to each Dissenting Offeree of such proposed acquisition within five months after the date of the Offer. If the Offeror’s Notice is sent to a Dissenting Offeree under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Common Shares of that Dissenting Offeree that were involved in the Offer for the same price and on the same terms contained in the Offer (unless a court having jurisdiction orders otherwise on an application made by the Dissenting Offeree within two months after the date of the Offeror’s Notice to Dissenting Offerees) and must pay or transfer to Northern Peru the amount of cash or other consideration representing the price payable by the Offeror for the Common Shares that are referred to in the Offeror’s Notice if the court has not ordered otherwise. Pursuant to any such application, the court may fix the price and terms of payment for the Common Shares held by the Dissenting Offeree and make any such consequential orders and give such directions as the court considers appropriate. On receiving the copy of the Offeror’s Notice and the amount of cash or other consideration representing the price payable for the Common Shares referred to in the Offeror’s Notice, Northern Peru will be required to register the Offeror as a Shareholder with respect to those Common Shares subject to the Offeror’s Notice. Any such amount received by Northern Peru for the Common Shares is required to be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Northern Peru, or by a trustee approved by the court, in trust for the persons entitled to that sum.

The foregoing is a summary only of the statutory right of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 300 of the BCBCA. See Section 300 of the BCBCA, a copy of which is attached as Schedule A to this Circular, for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”, for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Compelled Acquisition

If not less than 90% of the issued and outstanding Common Shares are acquired by or on behalf of the Offeror and its affiliates and associates (which, for the purposes of this Section entitled “Compelled Acquisition” will have the meanings given to them in the BCBCA), any Dissenting Offeree of that class will be entitled, in certain circumstances and in accordance with the BCBCA, to require the Offeror to acquire such Dissenting Offeree’s Common Shares.

If the Offeror has not sent the Offeror’s Notice to a Dissenting Offeree within one month after becoming entitled to do so, the Offeror must send a written notice to each Dissenting Offeree who did not accept the Offer stating that the Dissenting Offeree, within three months after receiving such written notice, may require the Offeror to acquire the Common Shares of that Dissenting Offeree that were involved in the Offer. If the Dissenting Offeree requires the Offeror to acquire its Common Shares in accordance with these provisions, the Offeror must acquire those Common Shares for the same price and on the same terms contained in the Offer.

The foregoing is a summary only of the statutory right of compelled acquisition which may become available to the Dissenting Offerees and is qualified in its entirety by the provisions of Subsections 300(9) and 300(10) of the BCBCA. See Subsections 300(9) and 300(10) of the BCBCA, a copy of which is attached as Schedule A to this Circular, for the full text of the relevant statutory provisions. Subsections 300(9) and 300(10) of the BCBCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”, for a discussion of the tax consequences to Shareholders in the event of a Compelled Acquisition.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Common Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition is not available, the Offeror has agreed to use its commercially reasonable efforts to acquire the remaining Common Shares not acquired under the Offer as soon as practicable after completion of the Offer by way of an amalgamation, statutory arrangement, merger or other combination involving Northern Peru and the Offeror and/or one or more affiliates of the Offeror or a share consolidation (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer.

The Offeror has agreed that if any Subsequent Acquisition Transaction is effected, it will provide that the consideration offered per Common Share in connection with such Subsequent Acquisition Transaction is at least equal to the amount paid per Common Share under the Offer. Northern Peru has agreed to use its commercially reasonable efforts to take all actions and to do all things to consummate any Subsequent Acquisition Transaction.

Rule 61-501 and Regulation Q-27 may respectively deem a Subsequent Acquisition Transaction to be a “business combination” or “going private transaction” if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” or a “going private transaction” under Rule 61-501 and Regulation Q-27, respectively.

In certain circumstances, the provisions of Rule 61-501 and Regulation Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” or a “going private transaction” carried out in accordance with Rule 61-501 and Regulation Q-27 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. Following completion of the Offer, the Offeror would be a “related party” of the Northern Peru for the purposes of Rule 61-501 and Regulation Q-27. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with Rule 61-501 and Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of Rule 61-501 and Regulation Q-27 will not apply to such Subsequent Acquisition Transaction.

Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to Rule 61-501 and Regulation Q-27 exempting Northern Peru and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of Rule 61-501 and Regulation Q-27. An exemption is available under Rule 61-501 and Regulation Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (and which disclosure has been provided herein). For these purposes, if Shareholders will receive securities redeemed for cash within seven days of their issuance in consideration for their Common Shares in the business combination or going private transaction, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination or going private transaction. The Offeror expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA and Northern Peru’s constating documents may require the approval of 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. Rule 61-501 and Regulation Q-27 would also require that, in addition to any other required securityholder approval, in order to complete a business combination or going private transaction, the approval of a simple majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any business combination or going private transaction, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than the Offeror, any “interested party” (within the meaning of Rule 61-501 and Regulation Q-27), certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of Rule 61-501 and Regulation Q-27) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of their directors or senior officers and any “joint actor” (within the meaning of Rule 61-501 and Regulation Q-27) with any of the foregoing persons. Rule 61-501 and Regulation Q-27 also provide that the Offeror may treat Common Shares acquired under the Offer (including those deposited under the terms of the Lock-Up Agreements) as “minority” shares and to vote them, or to consider them voted, in favour of such business combination or going private transaction if, among other things: (a) the business combination or going private transaction is completed not later than 120 days after the Expiry Time; (b) the consideration per security in the business combination or going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer (and for these purposes, if Shareholders will receive securities redeemed for cash within seven days of their issuance in consideration for their Common Shares in the business combination or going private transaction, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination or going private transaction); and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a “joint actor” (within the meaning of Rule 61-501 and Regulation Q-27) with the Offeror in respect of the Offeror, (ii) a direct or indirect party to any “connected transaction” (within the meaning of Rule 61-501) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of Rule 61-501) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares. The Offeror currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by Rule 61-501 and Regulation Q-27, to be counted as part of any minority approval required in connection with any such transaction.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Common Shares, will necessarily be subject to a number of considerations, including the number of Common Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Northern Peru, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable Laws, including a Subsequent Acquisition Transaction on terms not described in the Circular.

If the Offeror is unable to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Northern Peru, or taking no action to acquire additional Common Shares. Subject to applicable Laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Common Shares, or, subject to applicable Laws, may either sell or otherwise dispose of any or all Common Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer. See Section 12 of the Offer, “Market Purchases”.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or going private transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Regulation Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations or going private transactions. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations or going private transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination or going private transaction.

12.	Benefits from the Offer

To the knowledge of the Offeror, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any director or senior officer of Northern Peru, to any associate of a director or senior officer of Northern Peru, to any person or company holding more than 10% of any class of equity securities of Northern Peru or to any person or company acting jointly or in concert with the Offeror, other than those that will accrue to Shareholders generally.

13.	Agreements, Arrangements or Understandings

Other than the Support Agreement and the Lock-Up Agreements or as described below, there are no arrangements or agreements made or proposed to be made between the Offeror or the Investors and any of the directors or senior officers of Northern Peru and no payments or other benefits are proposed to be made or given by the Offeror or the Investors to such directors or senior officers as compensation for loss of office or for remaining in or retiring from office following the completion of the Offer.

Other than the Support Agreement and the Lock-Up Agreements or as described below, there are no agreements, arrangements or understandings, formal or informal, between the Offeror or the Investors and any securityholder of Northern Peru with respect to the Offer or between the Offeror or the Investors and any person or company with respect to any securities of Northern Peru in relation to the Offer.

Undertaking of Robert Pirooz

For Peruvian law purposes, Robert Pirooz, Secretary of Northern Peru, holds for the benefit of Northern Peru a minimal number of securities in the capital of each of Northern Peru’s Peruvian subsidiaries. In connection with the Investors entering into the Support Agreement and making the Offer, Mr. Pirooz has undertaken to use all reasonable efforts and take all reasonable steps requested by Northern Peru to cause the securities of each of Northern Peru’s Peruvian subsidiaries held by Mr. Pirooz to be transferred to a nominee of the Investors for no consideration effective as of the Change of Control Time or as soon thereafter as is practicable in the circumstances.

Employment Agreements

The Offeror may enter into agreements prior to the Expiry Time with one or more officers for continuation of their roles with Northern Peru. The agreements, if any, will not be conditional upon the officer’s support of the Offer and will not be undertaken for the purpose, in whole or in part, of increasing the value of the consideration paid for any of such officer’s Common Shares under the Offer. Each of the officers of Northern Peru has agreed in a retention agreement with Northern Peru entered into in June 2007 that, if the officer elects to terminate employment following a change of control of Northern Peru, the officer will enter into good faith negotiations to provide consulting services to Northern Peru for a period of not less than six months and not more than one year following a change of control, provided Northern Peru or the acquiring person agrees to provide reasonable compensation to such officer for such consulting services.

14.	Regulatory Considerations

The Offeror’s obligation to take up and pay for Common Shares under the Offer is conditional upon all approvals, waiting or suspensory periods (and any extensions thereof), consents, orders, rulings and exemptions of any Government Authority in Canada, Peru and the United States that are, as determined by the Offeror, acting reasonably, necessary or advisable and required by Law to complete the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and the PRC Approvals having been obtained or, in the case of waiting or suspensory periods, having expired or terminated, each on terms satisfactory to the Offeror, acting reasonably.

The principal PRC Approval is that of the NDRC. The Investors received preliminary approval of the NDRC on November 29, 2007 to make the Offer, subject to submission of a formal application upon execution of definitive documents between the Investors and Northern Peru. The other PRC Approvals are those required from the Ministry of Commerce, the State Administration of Foreign Exchange and the State-owned Assets Supervision and Administration Commission in the People’s Republic of China. The Investors expect that final approval of the NDRC, and all other PRC Approvals, will be obtained prior to the Expiry Time.

The Offer is not subject to pre-closing review and approval under the Investment Canada Act (Canada).

15.	Information Concerning Securities of Northern Peru

Share Capital of Northern Peru

The authorized capital of Northern Peru consists of an unlimited number of Common Shares without par value.

Northern Peru has represented to the Offeror in the Support Agreement and that as of December 5, 2007, there were issued and outstanding: (i) 31,078,893 Common Shares; (ii) 1,808,000 Options to acquire an aggregate of 1,808,000 Common Shares outstanding under the Stock Option Plan; (iii) 50,000 Bonus Shares; and (iv) 175,000 Common Shares issuable pursuant to an agreement with an arm’s length party to purchase a mining concession related to the Galeno project.

Bonus Shares

Under the terms of an executive services agreement between Northern Peru and Marshall Koval, the President and Chief Executive Officer of Northern Peru, Northern Peru has agreed to issue to Mr. Koval, if he remains under contract with Northern Peru until May 15, 2008, 10,000 Bonus Shares. The terms of the agreement provide that Mr. Koval’s right to receive such Bonus Shares has accelerated due to the Offer being made and Northern Peru will issue the Bonus Shares to Mr. Koval prior to the Expiry Time. Additionally, Mr. Koval’s contract provides that, so long as Mr. Koval remains under contract until the completion of the Offer, Northern Peru will award to Mr. Koval 40,000 Bonus Shares prior to the Expiry Time.

Price Range and Trading Volume of Common Shares

The Common Shares are traded on the TSX. On December 5, 2007, being the last trading day on the TSX prior to the announcement of the Investors’ intention to make the Offer, the closing price for Common Shares was Cdn.$11.35 on the TSX. The following table sets forth, for the periods indicated, the reported high and low daily closing prices and the aggregate volume of trading of the Common Shares on the TSX:

	Trading of Common Shares on the TSX
	High (Cdn.$)	Low (Cdn.$)	Volume (#)

2006
December	7.25	5.79	1,806,107

	Trading of Common Shares on the TSX
	High (Cdn.$)	Low (Cdn.$)	Volume (#)

2007
January	6.52	5.70	2,223,789
February	7.15	6.00	2,229,652
March	8.10	6.33	2,314,748
April	9.90	7.60	2,501,361
May	11.29	10.50	3,748,720
June	11.50	10.45	2,013,436
July	12.50	11.11	2,417,507
August	10.60	7.25	3,868,449
September	10.43	9.35	1,365,320
October	11.58	9.99	2,726,886
November	11.57	9.82	4,598,971
December 1-18	13.62	10.30	8,982,021

Previous Distributions and Purchases of Common Shares

Based solely on publicly available information, the Offeror believes that during the five years preceding the Offer, Northern Peru has not distributed or purchased any Common Shares (excluding Common Shares distributed to shareholders of Regalito Copper Corp. in connection with its corporate reorganization on May 18, 2005 and pursuant to the exercise of Options), except for the following distributions:

		Price Per	Aggregate Gross Proceeds
Period	Securities Issued	Security (Cdn.$)	to Northern Peru (Cdn.$)

2005	Issuance of 2,065,000 Common Shares	$1.50	$3,097,500
2006	Issuance of 4,000,000 Common Shares	$3.25	$13,000,000
2007	Issuance of 2,000,000 Common Shares	$8.40	$16,800,000
	Issuance of 1,210,000 Common Shares	$9.10	$11,011,000
	Issuance of 549,451 Common Shares	$9.10	$5,000,004

Northern Peru Dividends

Based solely on publicly available information, Northern Peru has not declared or paid any dividends in the three fiscal years preceding the date of the Offer. According to Northern Peru’s annual information form dated September 28, 2007, Northern Peru has no fixed dividend policy, and any decision to pay dividends on the Common Shares will be made by the Board of Directors and will depend, among other things, upon Northern Peru’s earnings, capital requirements and financial condition. Northern Peru has agreed in the Support Agreement not to declare, set aside or pay any dividends.

Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Common Shares by the Offeror under the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Common Shares acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Common Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Common Shares from the TSX. Among such criteria are the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending on the number of Common Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares. If the Common Shares are delisted from the TSX, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether Northern Peru remains subject to public reporting requirements in Canada and the United States and other factors. If permitted by applicable Laws, the Offeror intends to cause Northern Peru to apply to delist the Common Shares from the TSX as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction.

After the purchase of the Common Shares under the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, Northern Peru may cease to be subject to the public reporting and proxy solicitation requirements of the securities laws of certain provinces of Canada. Furthermore, it may be possible for Northern Peru to request the elimination of the public reporting requirements of any province where a small number of Shareholders may reside. If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to cause Northern Peru to cease to be a reporting issuer under the securities laws of each province of Canada where it is currently registered as a reporting issuer.

The Common Shares are currently registered under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). A registration in respect of the Common Shares may be terminated upon application of Northern Peru to the U.S. Securities and Exchange Commission (the “SEC”) if the Common Shares are not listed on a U.S. national securities exchange or quoted on the Nasdaq Stock Market and there are fewer than 300 holders of record of the Common Shares resident in the United States. The termination of registration of the Common Shares under the U.S. Exchange Act would substantially reduce the information required to be furnished by Northern Peru to Shareholders under U.S. federal securities laws and to the SEC and would make certain provisions of the U.S. Exchange Act no longer applicable to Northern Peru. Furthermore, the ability of “affiliates” (as defined under Rule 144 of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) of Northern Peru and persons holding “restricted securities” of Northern Peru to dispose of such securities pursuant to Rule 144 of the U.S. Securities Act may be impaired or eliminated. The Offeror intends to seek to cause Northern Peru to apply for termination of registration of the Common Shares under the U.S. Exchange Act as soon after the completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction as the requirements for such termination are met. If registration of the Common Shares under the U.S. Exchange Act is terminated, the Common Shares will no longer be “margin securities” or be eligible for listing on a U.S. national securities exchange or eligible for trading on the Nasdaq Stock Market. The Common Shares are not currently listed or quoted in the United States.

16.	Certain Canadian Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP, legal advisors to the Offeror, the following summary describes the principal Canadian federal income tax considerations generally applicable to the disposition of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction to Shareholders who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, hold their Common Shares as capital property, did not acquire the Common Shares pursuant to a stock option plan, and deal at arm’s length and are not affiliated with Northern Peru, the Offeror and the Investors. Common Shares will generally be considered to be capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business or the Shareholder has acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Shareholders whose Common Shares might not otherwise be considered capital property may be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Shareholder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding, based on publicly available materials published in writing prior to the date hereof, of the current administrative practices of the Canada Revenue Agency (“CRA”). This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Shareholder that is (a) a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, (b) a “specified financial institution” as defined in the Tax Act, or (c) a Shareholder an interest in which is, or for whom a Common Share would be, a “tax shelter investment” as defined in the Tax Act. Such Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is, or is deemed to be, resident in Canada (a “Resident Holder”).

Sale Pursuant to the Offer

A Resident Holder who disposes of Common Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received for the Common Shares, less any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Common Shares to the Resident Holder.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years in the circumstances described in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends previously received or deemed to have been received on such Common Share, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own tax advisors regarding these rules.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Compulsory Acquisition

As described in Section 11 of the Circular, “Acquisition of Common Shares not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares pursuant to Section 300 of the BCBCA. A Resident Holder disposing of Common Shares pursuant to a Compulsory Acquisition will realize a capital gain (or capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”.

A Resident Holder who obtains an order of a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Offeror for its Common Shares will be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount received (not including the amount of any interest awarded by the court). As a result, a Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”. Any interest awarded to a dissenting Resident Holder by the court must be included in computing such Resident Holder’s income for the purposes of the Tax Act.

Subsequent Acquisition Transaction

As described in Section 11 of the Circular, “Acquisition of Common Shares not Deposited — Subsequent Acquisition Transaction”, if the compulsory acquisition provisions of Section 300 of the BCBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. A Subsequent Acquisition Transaction may be effected by an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Northern Peru with the Offeror and/or one or more of its affiliates pursuant to which Resident Holders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then be immediately redeemed for cash. In those circumstances, a Resident Holder would not realize a capital gain or capital loss as a result of such exchange of Common Shares for Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate adjusted cost base of the Common Shares to the Resident Holder immediately before the amalgamation.

Upon redemption of its Redeemable Shares, the Resident Holder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Resident Holders that are corporations, as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated instead as proceeds of disposition of the Redeemable Shares for the purpose of computing the Resident Holder’s capital gain on the redemption of such shares. Accordingly, Resident Holders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision. Subject to the potential application of this provision, dividends deemed to be received by a Resident Holder that is a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income.

A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

In the case of a Resident Holder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation. A dividend will be eligible for an enhanced gross-up and dividend tax credit if the recipient receives written notice from the issuer of the Redeemable Shares designating the dividend as an “eligible dividend” within the meaning of the Tax Act.

Pursuant to the current administrative practice of the CRA, a Resident Holder who exercises his or her statutory right of dissent in respect of an amalgamation would be considered to have disposed of his or her Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder (other than interest awarded by a court of competent jurisdiction). As a result, a Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”. Any interest awarded to a dissenting Resident Holder by the court must be included in computing such Resident Holder’s income for the purposes of the Tax Act.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is not resident in Canada, nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition

A Non-Resident Holder who disposes of Common Shares under the Offer or a Compulsory Acquisition will realize a capital gain or a capital loss computed in the manner described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”. A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares pursuant to the Offer or Compulsory Acquisition unless the Common Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”.

Generally, a Common Share will not constitute “taxable Canadian property” to a Non-Resident Holder at a particular time, provided that (a) such Common Share is listed on a designated stock exchange (which currently includes the TSX), (b) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with such persons have not owned 25% or more of the shares of any class or series of Northern Peru at any time within the 60-month period immediately preceding that time, and (c) the Common Share is not otherwise deemed to be taxable Canadian property for purposes of the Tax Act. See “Shareholders Not Resident in Canada - Delisting of Common Shares Following Completion of the Offer” below, in the case where Common Shares are delisted prior to a Compulsory Acquisition.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if the Common Shares constitute “treaty-protected property”. Common Shares owned by a Non-Resident Holder will generally be “treaty-protected property” if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under the Tax Act. By way of example, under the Canada-U.S. Income Tax Convention (the “U.S. Treaty”), a Non-Resident Holder who is a resident of the United States for the purposes of the Tax Act and the U.S. Treaty will generally be exempt from tax in Canada in respect of a gain realized on the disposition of the Common Shares, provided the value of such shares is not derived principally from real property situated in Canada. In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer” will generally apply. A Non-Resident Holder who disposes of “taxable Canadian property” must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable to Canadian tax on any gain realized as a result.

Under recently enacted Tax Proposals, any interest awarded by the court and paid or credited after 2007 to a Non-Resident Holder who obtains an order of the court in respect of a Compulsory Acquisition will not be subject to Canadian withholding tax.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 11 of the Circular, “Acquisition of Common Shares not Deposited — Subsequent Acquisition Transaction”, the Offeror reserves the right to use all reasonable efforts to acquire the balance of Common Shares not acquired under the Offer or by Compulsory Acquisition. A Subsequent Acquisition Transaction may be effected by an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. The Canadian federal income tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. See “Shareholders Not Resident in Canada—Delisting of Common Shares Following Completion of the Offer” below, in the case where Common Shares are delisted prior to a Subsequent Acquisition Transaction.

A Non-Resident Holder may realize a capital gain (or a capital loss) and/or a deemed dividend on the disposition of Common Shares pursuant to a Subsequent Acquisition Transaction. Capital gains and capital losses realized by a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will be subject to taxation in the manner described above under “Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition”. Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty.

Where the Non-Resident Holder is entitled to the benefits under the U.S. Treaty, by way of example, and is the beneficial owner of the dividends, the applicable rate is generally reduced to 15%.

Under recently enacted Tax Proposals, any interest paid or credited after 2007 to a Non-Resident Holder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will not be subject to Canadian withholding tax.

Delisting of Common Shares Following Completion of the Offer

As described above in Section 15 of the Circular, “Information Concerning Securities of Northern Peru”, the Common Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on such exchange at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if, at the time of disposition, the Common Shares are not listed on a designated stock exchange (which currently includes the TSX):

(a)	the Common Shares will generally be taxable Canadian property for Non-Resident Holders;

(b)	Non-Resident Holders may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition (unless the Common Shares constitute “treaty-protected property”, as described above); and

(c)	unless the Common Shares are listed on a recognized stock exchange, the notification and withholding provisions of section 116 of the Tax Act will apply to Non-Resident Holders, in which case the Offeror may be required to deduct or withhold an amount from any payment made to a Non-Resident Holder in respect of the acquisition of Common Shares.

A Non-Resident Holder that disposes of “taxable Canadian property” must file a Canadian income tax return for the year in which the disposition occurs regardless of whether the Non-Resident Holder is liable to Canadian tax on any gain realized as a result.

17.	Certain United States Federal Income Tax Considerations

The following is a general discussion of certain material United States federal income tax considerations generally applicable to U.S. Shareholders (as defined below) with respect to the disposition of Common Shares pursuant to the Offer (or a Compulsory Acquisition). This summary is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the U.S. Internal Revenue Service (the “IRS”) regarding the tax consequences of the Offer (or a Compulsory Acquisition) and there can be no assurance that the IRS will agree with the discussion set forth below. The discussion does not address aspects of U.S. federal taxation other than income taxation, nor does it address aspects of U.S. federal income taxation that may be applicable to particular shareholders, including but not limited to shareholders who are dealers in securities, life insurance companies, tax-exempt organizations, banks, foreign persons, persons who hold Common Shares through partnerships or other pass-through entities, persons who own, directly or indirectly, 5% or more, by voting power or value, of the outstanding shares of Northern Peru or either of the Investors, persons whose functional currency is not the U.S. dollar or who acquired their Common Shares in a compensatory transaction and persons who hold Common Shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes. This summary is limited to persons who hold their Common Shares as a “capital asset” within the meaning of Section 1221 of the Code. The discussion does not address the U.S. federal income tax consequences to holders of options to purchase Common Shares or holders of stock or securities convertible or exchangeable into Common Shares. In addition, it does not address state, local or foreign tax consequences. U.S. Shareholders are urged to consult their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences to their particular situations of the Offer (or a Compulsory Acquisition) or other transactions described in Section 11 of this Circular, “Acquisition of Common Shares not Deposited”.

As used herein, the term “U.S. Shareholder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof or therein; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Code Section 7701(a)(30) or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Passive Foreign Investment Companies

In general, Northern Peru would be a passive foreign investment company (a “PFIC”) if, for any taxable year, 75% or more of its gross income constituted “passive income” or 50% or more of its assets produced, or were held for the production of, passive income. If Northern Peru is or has been a PFIC during any year in which a U.S. Shareholder holds Common Shares and the U.S. Shareholder did not elect to be taxable currently on his or her pro rata share of Northern Peru’s earnings or to be taxed on a “mark to market” basis with respect to his or her Common Shares, any gain recognized by the U.S. Shareholder as a result of his or her participation in the Offer (or a Compulsory Acquisition) would be treated as ordinary income taxable at the highest marginal rate in effect in the year to which the income is allocated under Code Section 1291 and would be subject to an interest charge. The Offeror has been advised that Northern Peru is likely a PFIC. The Offeror, however, has not conducted the detailed factual analysis necessary to reach this conclusion with certainty and PFIC status is subject to change. U.S. Shareholders are urged to consult their own tax advisors regarding the consequences of Northern Peru being classified as a PFIC.

Disposition of Common Shares

A U.S. Shareholder who sells Common Shares in the Offer (or a Compulsory Acquisition) generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received (other than amounts, if any, received in a Compulsory Acquisition that are or are deemed to be interest for United States federal income tax purposes, which would be treated as ordinary income) and the U.S. Shareholder’s adjusted tax basis in the Common Shares sold in the Offer or the Compulsory Acquisition. In general, capital gain or loss recognized by non-corporate U.S. shareholders will be subject to a maximum U.S. federal income tax rate of 15% if the Common Shares were held for more than one year. However, in the event that Northern Peru is a PFIC for U.S. federal income tax purposes, any such gain or loss will be treated as ordinary income and subject to an interest charge as described under “Passive Foreign Investment Companies” above.

If the Offeror is unable to effect a Compulsory Acquisition or if the Offeror elects not to proceed with a Compulsory Acquisition, then the Offeror may propose a Subsequent Acquisition Transaction as described in Section 11 of this Circular, “Acquisition of Common Shares not Deposited”. The U.S. federal income tax consequences resulting therefrom will depend upon the manner in which the transaction is carried out. Generally, if a U.S. Shareholder receives cash in exchange for Common Shares, it is expected that the U.S. federal income tax consequences to the U.S. Shareholder will be substantially similar to the consequences described above. However, there can be no assurance that the U.S. federal income tax consequences of a Subsequent Acquisition Transaction will not be materially different from the consequences described above. U.S. Shareholders should consult their own income tax advisors with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. This summary does not describe the tax consequences of any such transaction to a U.S. Shareholder.

If a U.S. Shareholder is a cash-basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with the Offer (or a Compulsory Acquisition), the amount realized will be based on the U.S. dollar value of the foreign currency received, as determined on the settlement date of such sale or other taxable disposition.

If a U.S. Shareholder is an accrual-basis taxpayer, the U.S. Shareholder may elect the same treatment required of cash basis taxpayers with respect to the Offer (or a Compulsory Acquisition), provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a U.S. Shareholder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, the U.S. Shareholder might have a foreign currency gain or loss for U.S. federal income tax purposes. Any gain or loss would be equal to the difference between the U.S. dollar value of the foreign currency received on the date of the sale in the Offer (or a Compulsory Acquisition) and on the date of payment, if these dates are considered to be different for U.S. federal tax purposes. Any currency gain or loss generally would be treated as U.S. source ordinary income or loss and would be in addition to the gain or loss, if any, recognized in the Offer (or a Compulsory Acquisition).

Foreign Tax Credits for Canadian Taxes Paid or Withheld

A U.S. Shareholder that pays (directly or through withholding) Canadian income taxes in connection with the Offer (or a Compulsory Acquisition) may be entitled to claim a deduction or credit for U.S. federal income tax purposes, subject to a number of complex rules and limitations. Gain on the disposition of Common Shares generally will be U.S. source gain for foreign tax credit purposes, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the U.S. Treaty. U.S. Shareholders should consult their own tax advisors regarding the foreign tax credit implications of disposing of Common Shares in the Offer (or a Compulsory Acquisition).

Information Reporting and Backup Withholding

Payments in respect of Common Shares may be subject to information reporting to the IRS. In addition, a U.S. Shareholder (other than certain exempt holders including, among others, corporations) may be subject to backup withholding at a 28% rate on cash payments received in connection with the Offer (or a Compulsory Acquisition).

Backup withholding will not apply, however, to a U.S. Shareholder who furnishes an accurate taxpayer identification number and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Shareholder’s United States federal income tax liability, provided the required information is furnished to the IRS by filing a tax return.

18.	Acceptance of the Offer

The Offeror has no knowledge regarding whether any Shareholder will accept the Offer, other than the Locked-Up Shareholders who have agreed to accept the Offer pursuant to the Lock-Up Agreements.

19.	Depositary

The Offeror has engaged Kingsdale Shareholder Services Inc. as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at its Toronto, Ontario office specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of Notices of Guaranteed Delivery at its Toronto, Ontario office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required by applicable Laws, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

20.	Financial Advisor and Soliciting Dealer Group

The Investors have retained BMO to act as their financial advisor with respect to the Offer. BMO has the right to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Dealers Association of Canada and members of Canadian stock exchanges (each, a “Soliciting Dealer”) to solicit acceptances of the Offer from persons resident in Canada.

The Offeror may make use of the services of a Soliciting Dealer and, in this case, may pay such Soliciting Dealer a fee customary for such transaction for each Common Share deposited and taken up by the Offeror under the Offer (other than Common Shares held by a member of a Soliciting Dealer Group for their own account). The Offeror may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit.

No fee or commission will be payable by any Shareholder who transmits such Shareholder’s Common Shares directly to the Depositary or who makes use of the services of a Soliciting Dealer, if any, to accept the Offer.

21.	Information Agent

The Offeror has retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

22.	Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or price revision or rights to damages, or more than one of the foregoing, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

23.	Directors’ Approval

The contents of the Offer and Circular have been approved, and the sending of the Offer and Circular to the Shareholders has been authorized, by the board of directors of the Offeror and each of the Investors.

CONSENT OF COUNSEL

TO:        The Directors of China Minmetals Non-Ferrous Metals Co. Ltd.

AND TO:    Jiangxi Copper Company Ltd.

AND TO:    Copper Bridge Acquisition Corp.

We hereby consent to the reference to our name and opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated December 20, 2007 made by Copper Bridge Acquisition Corp. to the holders of common shares of Northern Peru Copper Corp.

Toronto, Canada	(Signed) Davies Ward Phillips & Vineberg LLP

December 20, 2007	Davies Ward Phillips & Vineberg LLP

APPROVAL AND CERTIFICATE OF
COPPER BRIDGE ACQUISITION CORP.

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the shareholders of Northern Peru has been authorized, by the board of directors of Copper Bridge Acquisition Corp. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: December 20, 2007

by (Signed) Jiao Jian Name: Jiao Jian Title: President and Chief Financial Officer	by (Signed) Shi Jiangtao Name: Shi Jiangtao Title: Secretary

By the sole director

(Signed) Jiao Jian
Jiao Jian

APPROVAL AND CERTIFICATE
OF CHINA MINMETALS NON-FERROUS METALS CO., LTD.

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the shareholders of Northern Peru has been authorized by, the board of directors of China Minmetals Non-Ferrous Metals Co., Ltd. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: December 20, 2007

by (Signed) Wang Lixin Name: Wang Lixin Title: Chief Executive Officer	by (Signed) Xu Jiqing Name: Xu Jiqing Title: Chief Financial Officer

On behalf of the Board of Directors

by (Signed) Zong Qinsheng Name: Zong Qinsheng Title: Director	by (Signed) Shen Ling Name: Shen Ling Title: Director

APPROVAL AND CERTIFICATE
OF JIANGXI COPPER COMPANY LTD.

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the shareholders of Northern Peru has been authorized by, the board of directors of Jiangxi Copper Company Ltd. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: December 20, 2007

by (Signed) Li Yihuang Name: Li Yihuang Title: Chief Executive Officer	by (Signed) Wu Jinxing Name: Wu Jinxing Title: Chief Financial Officer

On behalf of the Board of Directors

by (Signed) Wang Chiwei Name: Wang Chiwei Title: Director	by (Signed) Long Ziping Name: Long Ziping Title: Director

SCHEDULE A

SECTION 300 OF THE BCBCA

The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

Business Corporations Act (British Columbia)

Acquisition procedures — s.  300(1)

300.

(1)	In this section:

“acquiring person” means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

(a)	make an acquisition offer jointly or in concert, or

(b)	intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

“acquisition offer” means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

“offeree”, in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

“subject company” means the company, shares or any class of shares of which are the subject of an acquisition offer.

(2)	For the purposes of this section,

(a)	every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b)	each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

(3)	If an acquisition offer is accepted within the meaning of subsection (2)(b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

(4)	If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

(5)	On the application of an offeree under subsection (4), the court may

(a)	set the price and terms of payment, and

(b)	make consequential orders and give directions the court considers appropriate.

(6)	If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

(a)	send a copy of the notice to the subject company, and

(b)	pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

(7)	On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

A-1

(8)	Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

(9)	If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

(10)	If an offeree requires the acquiring person to acquire the offeree’s shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

A-2

The Depositary and Information Agent for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1C7

North American Toll Free Phone:

1-800-775-5159

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions or requests for assistance or additional copies of this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY COPPER BRIDGE ACQUISITION CORP. TO PURCHASE ALL OUTSTANDING COMMON SHARES OF NORTHERN PERU COPPER CORP.

LETTER OF TRANSMITTAL

For Deposit of Common Shares

of

NORTHERN PERU COPPER CORP.

under the Offer dated December 20, 2007 made jointly by

CHINA MINMETALS NON-FERROUS METALS CO., LTD.

and

JIANGXI COPPER COMPANY LTD.

through

COPPER BRIDGE ACQUISITION CORP.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (TORONTO TIME) ON
JANUARY 25, 2008, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

1.	YOU ARE DEPOSITING COMMON SHARE CERTIFICATE(S); OR

2.	YOU ARE FOLLOWING PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.	YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

This Letter of Transmittal or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, must accompany share certificates representing common shares (the “Common Shares”) of Northern Peru Copper Corp. (“Northern Peru”) deposited under the offer dated December 20, 2007 (the “Offer”) made by Copper Bridge Acquisition Corp. (“the Offeror”) to purchase all of the issued and outstanding Common Shares, including Common Shares issued or conditionally issued after the date of the Offer but before the Expiry Time upon the exchange or exercise of any options (the “Options”) of Northern Peru, upon the satisfaction of contractual rights to acquire Common Shares or in respect of bonus shares (the “Bonus Shares”) issued under the share bonus plan in the Stock Option Plan, other than any Common Shares owned directly or indirectly by the Offeror, China Minmetals Non-Ferrous Metals Co., Ltd. (“Minmetals”), Jiangxi Copper Company Ltd. (“Jiangxi Copper”, and together with Minmetals, the “Investors”) or any of their affiliates at a price of Cdn.$13.75 cash per Common Share, and must be received by Kingsdale Shareholder Services Inc. (the “Depositary”) at or prior to the Expiry Time at the office listed below. The Offeror is indirectly jointly owned by the Investors.

Holders of Common Shares (the “Shareholders”) can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. Shareholders who utilize CDSX to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof.

Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time must deposit their Common Shares according to the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and related circular dated December 20, 2007 (the “Circular”) have the respective meanings ascribed thereto in the Circular. All dollar references in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Common Shares with the Depositary may be directed to the Information Agent or the Depositary. Their contact details are provided at the end of this document. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 9, “SUBSTITUTE FORM W-9 FOR U.S. SHAREHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 9.

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Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:         COPPER BRIDGE ACQUISITION CORP.

AND TO:  KINGSDALE SHAREHOLDER SERVICES, as Depositary, at its office set out herein

The undersigned delivers to you the enclosed certificate(s) representing Common Shares. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

NORTHERN PERU COMMON SHARES
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)
	Name(s) in which Registered	Number of Common Shares
Certificate Number(s)	(please print and fill in exactly as name(s)	Represented by	Number of Common Shares
(if available)	appear(s) on certificate(s))	Certificate*	Deposited*

TOTAL:

* Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited.

The undersigned acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by the undersigned pursuant to this Letter of Transmittal, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal delivered to the Depositary (the “Deposited Common Shares”) and in and to all rights and benefits arising from such Deposited Common Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”), (ii) the undersigned or the person on whose behalf a book-entry is made owns the Deposited Common Shares and any Distributions deposited under the Offer, (iii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares or Distributions, to any other person, (iv) the deposit of the Deposited Common Shares and Distributions complies with applicable Laws, and (v) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Common Shares and (unless the deposit is made pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”) delivers to the Offeror the enclosed Common Share certificate(s) representing the Deposited Common Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Common Shares, and in and to all rights and benefits arising from the Deposited Common Shares and any and all Distributions.

If, on or after the date of the Offer, Northern Peru should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or disclose that it has taken or intends to take any such action, the undersigned agrees that the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer

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(including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including without limitation the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares. If, on or after the date of the Offer, Northern Peru should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities registers maintained by or on behalf of Northern Peru in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payments; and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, securities, property, rights, assets or other interests the whole of any such dividend, distribution, payment, securities, property, rights, assets or other interests will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire purchase price payable by the Offeror under the Offer or deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The undersigned irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that the Offeror takes up the Deposited Common Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by this Letter of Transmittal or book-entry transfer (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Common Shares”), with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Common Shares consisting of securities on the appropriate securities registers maintained by or on behalf of Northern Peru;

(b)	for so long as any such Purchased Common Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Common Shares, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Common Shares for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Northern Peru;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Common Shares.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf

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of the depositing Shareholder unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 8 of the Offer, “Withdrawal of Deposited Common Shares”. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Common Shares at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Northern Peru and, except as may otherwise be agreed with the Offeror, not to exercise any of the other rights or privileges attached to the Purchased Common Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Common Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Common Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares to the Offeror. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

All amounts payable under the Offer will be paid in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Common Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of Cdn.$25 million, which will be made by wire transfer (as described below)) payable in Canadian funds in the amount to which the person depositing Common Shares is entitled. Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities registers maintained by or on behalf of Northern Peru. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder. The undersigned further understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

Any deposited Common Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Northern Peru, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares

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pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such Common Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

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SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate

BLOCK A
REGISTRATION AND PAYMENT
INSTRUCTIONS

ISSUE CHEQUE IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance
or Social Security Number)

BLOCK B
DELIVERY INSTRUCTIONS

SEND CHEQUE
(Unless Block “D” is checked) TO:

☐ Same as address in Block “A” or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance
or Social Security Number)

*	The delivery instructions given in this Block B will also be used to return certificate(s) representing Common Shares if required for any reason.

BLOCK C
TAXPAYER IDENTIFICATION NUMBER

U.S. residents/citizens must provide their
Taxpayer Identification Number

(Taxpayer Identification Number)

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 9, “Substitute Form W-9 for U.S. Shareholders Only” for further details.

BLOCK D
SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

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BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐	CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK F
INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The undersigned represents that the dealer who solicited and obtained this deposit is:

(Firm)	(Registered Representative)	(Telephone Number)

☐	CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

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SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

9

SUBSTITUTE FORM W-9

TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification
Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.
Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 -- For payees exempt from backup withholding, please write “exempt” here (see Instructions):

Name

Business Name
Please Check Appropriate box
☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Limited liability company (Enter the tax classification: D = disregarded entity; C = corporation; P = partnership) ☐ Other

Address

City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and
(2) I am a U.S. person (including a U.S. resident alien).

Signature of U.S. person	Date , 2008

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature   Date   , 2008

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INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificate(s) representing the Deposited Common Shares (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be actually physically received by the Depositary at the office of the Depositary specified on the back of this Letter of Transmittal at or prior to 9:00 p.m. (Toronto time) on January 25, 2008, the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)	The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. The Offeror recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)	Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares under the Offer.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either (i) the certificate(s) representing the Common Shares are not immediately available or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	a Notice of Guaranteed Delivery (printed on PINK paper), properly completed and executed, in the form accompanying the Offer, or a manually executed facsimile thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its Toronto, Ontario office listed in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)	the certificate(s) representing all Deposited Common Shares, together with this Letter of Transmittal (or a manually executed facsimile thereof) properly completed and executed as required by the Instructions set out in this Letter of Transmittal (including signature guarantee if so required in Instruction 4 below) and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario listed in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States.

3.	Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

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(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)	Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s), or if the cheque(s) is to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the register of Shareholders maintained by or on behalf of Northern Peru: (i) the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and (ii) the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s), or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Northern Peru, such signature(s) must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any cheque(s) is (are) to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities register maintained by or on behalf of Northern Peru. Any cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.	Partial Deposits

If less than the total number of Common Shares evidenced by any certificate(s) submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space in the Box entitled “Northern Peru Common Shares” on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Block B on this Letter of Transmittal). The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8.	Solicitation

BMO Capital Markets, the financial advisor to the Offeror, has the right to form a soliciting dealer group to solicit acceptances of the Offer from persons resident in Canada. As of the date of the Offer, no soliciting dealer group has been formed. Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal and present a list of beneficial holders, if applicable.

12

9.	Substitute Form W-9 for U.S. Shareholders Only

United States federal income tax law generally requires a U.S. Shareholder who receives cash in exchange for Common Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN) and (2) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

10.	Currency of Payment

All amounts payable under the Offer will be paid in Canadian dollars.

11.	Miscellaneous

(a)	If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and number of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If deposited Common Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal or a manually executed facsimile copy hereof waive any right to receive any notice of the acceptance of Deposited Common Shares for payment, except as required by applicable Laws.

(d)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)	BMO Capital Markets, the financial advisor to the Offeror, has the right to form a soliciting dealer group to solicit acceptances of the Offer from persons resident in Canada. The Offeror will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Common Shares under the Offer, unless such a soliciting

13

dealer group is formed and except as set out in the accompanying Offer and Circular. As of the date of the Offer, no soliciting dealer group has been formed.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g)	All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Information Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(h)	Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent or the Depositary at their respective addresses provided on the back page of this Letter of Transmittal.

12.	Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office in Toronto, Ontario. The Depositary will forward such letter to Northern Peru’s registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a share certificate has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Common Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

13.	Assistance

SHAREHOLDERS SHOULD CONTACT THE DEPOSITARY, THE INFORMATION AGENT, YOUR BROKER OR OTHER FINANCIAL ADVISOR FOR ASSISTANCE IN ACCEPTING THE OFFER, COMPLETING THIS LETTER OF TRANSMITTAL AND DEPOSITING COMMON SHARES WITH THE DEPOSITARY.

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED FACSIMILE HEREOF (TOGETHER WITH CERTIFICATES REPRESENTING COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

14

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

	For This Type of Account:	Give Name and Taxpayer Identification Number of

1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or a disregarded entity	The owner(3)
6.	A valid trust, estate, or pension trust	The legal entity(4)
7.	Corporate (or electing corporate status on Form 8832)	The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9.	Partnership or multi-member LLC treated as a partnership	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE:  If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

15

Obtaining a Number

If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov, clicking on Business, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A corporation;

(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A custodian;

(xii)	A futures commission merchant registered with the Commodity Futures Trading Commission;

(xiii)	A foreign central bank of issue; and

(xiv)	A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a $500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

16

The Depositary and Information Agent for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1C7

North American Toll Free Phone:
1-800-775-5159
E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent at the telephone numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY COPPER BRIDGE ACQUISITION CORP. FOR ALL OUTSTANDING COMMON SHARES OF NORTHERN PERU COPPER CORP.

NOTICE OF GUARANTEED DELIVERY

For Deposit of Common Shares

of

NORTHERN PERU COPPER CORP.

under the Offer dated December 20, 2007 made jointly by

CHINA MINMETALS NON-FERROUS METALS CO., LTD.

and

JIANGXI COPPER COMPANY LTD.

through

COPPER BRIDGE ACQUISITION CORP.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (TORONTO TIME) ON
JANUARY 25, 2008, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated December 20, 2007 (the “Offer”) made by Copper Bridge Acquisition Corp. (“the Offeror”) to purchase all of the issued and outstanding common shares (the “Common Shares”) of Northern Peru Copper Corp. (“Northern Peru”), including all Common Shares issued or conditionally issued after the date of the Offer but before the Expiry Time upon the exchange or exercise of any options (the “Options”) of Northern Peru, upon the satisfaction of contractual rights to acquire Common Shares or in respect of bonus shares (the “Bonus Shares”) issued under the share bonus plan in the Stock Option Plan, other than any Common Shares owned directly or indirectly by the Offeror, China Minmetals Non-Ferrous Metals Co., Ltd. (“Minmetals”), Jiangxi Copper Company Ltd. (“Jiangxi Copper”, and together with Minmetals, the “Investors”), or any of their affiliates at a price of Cdn.$13.75 cash per Common Share, only if certificate(s) representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Kingsdale Shareholder Services Inc. (the “Depositary”) at or prior to the Expiry Time. The Offeror is indirectly jointly owned by the Investors.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and related circular dated December 20, 2007 (the “Circular”) have the respective meanings ascribed thereto in the Circular. All dollar references in this Notice of Guaranteed Delivery are in Canadian dollars, except where otherwise indicated.

Shareholders should contact the Depositary, the Information Agent, your broker or other financial advisor for assistance in accepting the Offer, completing this Notice of Guaranteed Delivery and depositing Common Shares with the Depositary. Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	this Notice of Guaranteed Delivery or a manually executed facsimile hereof, properly completed and executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)	the certificate(s) representing all deposited Common Shares, together with a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and executed, as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required), and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the “TSX”) after the Expiry Time.

This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed on this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying Common Share certificate(s) to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror under the Offer will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares, (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, covering such Common Shares with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Transmittal, and (c) all other documents required by the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Common Shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Common Shares is not made until after the take up and payment for the Common Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

2

TO:         COPPER BRIDGE ACQUISITION CORP.

AND TO:  KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

By Mail:	By Registered Mail, by Hand or by Courier:	By Facsimile Transmission:
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1C7	416-867-2271

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO SET OUT ABOVE AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL TO AN ADDRESS OR TRANSMISSION VIA FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THOSE SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

3

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

NORTHERN PERU COMMON SHARES
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
	Name(s) in which Registered	Number of Common
Certificate Number(s)	(please print and fill in exactly as name(s)	Shares Represented by	Number of Common
(if available)	appear(s) on certificate(s))	Certificate(s)*	Shares Deposited*

TOTAL:

* Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited.

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Postal Code / Zip Code

Daytime Telephone Number

4

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an “Eligible Institution”) guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal in the form enclosed herewith or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Title

Postal/Zip Code	Date

Area Code and Telephone Number

5

The Depositary and Information Agent for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower	The Exchange Tower
130 King Street West, Suite 2950,	130 King Street West, Suite 2950,
P.O. Box 361	Toronto, Ontario
Toronto, Ontario	M5X 1C7
M5X 1E2

North American Toll Free Phone:

1-800-775-5159

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal and this Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent at the telephone numbers and location set out above. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
     The following exhibits have been filed as part of this Schedule.

EXHIBIT
NUMBER	DESCRIPTION
1.1	Support agreement dated December 5, 2007, between China Minmetals Non-Ferrous Metals Co. Ltd. (“Minmetals”), Jiangxi Copper Company Ltd. (“Jiangxi Copper”) and Northern Peru Copper Corp. (“Northern Peru”) (filed herewith)

1.2	Joint Press Release, dated December 6, 2007, issued by Minmetals, Jiangxi Copper and Northern Peru (filed herewith)

1.3	Joint Press Release, dated December 20, 2007, issued by Minmetals, Jiangxi Copper and Northern Peru (filed herewith)

1.4	Notice of Copper Bridge Acquisition Corp. dated December 20, 2007 (filed herewith)

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings

a.	China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Copper Bridge Acquisition Corp. undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

b.	China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Copper Bridge Acquisition Corp. undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a)	On December 20, 2007, China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Copper Bridge Acquisition Corp. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of a registrants’ agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrants.

PART IV
SIGNATURES
     By signing this Schedule, China Minmetals Non-Ferrous Metals Co. Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon China Minmetals Non-Ferrous Metals Co. Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

CHINA MINMETALS NON-FERROUS METALS CO. LTD.
Date: December 20, 2007	By:	/s/ Huang Guoping
		Name:	Huang Guoping
		Title:	Vice President and Deputy General Manager

IV-1

     By signing this Schedule, Jiangxi Copper Company Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Jiangxi Copper Company Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

JIANGXI COPPER COMPANY LTD.
Date: December 20, 2007	By:	/s/ Zha Kebing
		Name:	Zha Kebing
		Title:	Deputy Chief Engineer and Senior Engineer

IV-2

     By signing this Schedule, Copper Bridge Acquisition Corp. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Copper Bridge Acquisition Corp.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

COPPER BRIDGE ACQUISITION CORP.
Date: December 20, 2007	By:	/s/ Jiao Jian
		Name:	Jiao Jian
		Title:	President and Chief Financial Officer

IV-3